Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

WIDEOPENWEST FINANCE, LLC

KINGSTON MERGER SUB, INC.

and

KNOLOGY, INC.

Dated as of April 18, 2012

i

2.29	State Anti-Takeover Statutes	29
2.30	Proxy Statement and Other Required Company Filings	29
2.31	Rights Agreement	30
2.32	Commitments	30

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		31

3.1	Organization; Good Standing	31
3.2	Power; Enforceability	31
3.3	Non-Contravention	31
3.4	Requisite Governmental Approvals	32
3.5	Legal Proceedings; Orders	32
3.6	Proxy Statement; Other Required Company Filings	32
3.7	Lack of Ownership of Company Common Stock; Section 203	33
3.8	Brokers	33
3.9	Operations of Merger Sub	33
3.10	Financing	33
3.11	Guarantee	35
3.12	Absence of Certain Agreements	35
3.13	Solvency	35
3.14	No Other Company Representations or Warranties	36
3.15	Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans	37
3.16	No Vote of Parent Stockholders	37

ARTICLE IV INTERIM OPERATIONS OF THE COMPANY		38

4.1	Affirmative Obligations	38
4.2	Forbearance Covenants	38
4.3	No Solicitation	41

ARTICLE V ADDITIONAL COVENANTS		45

5.1	Required Action and Forbearance	45
5.2	Filings with Governmental Authorities	46
5.3	Proxy Statement and Other Required SEC Filings	49
5.4	Company Stockholder Meeting	50
5.5	Rights Agreement	51
5.6	Financing	51
5.7	Anti-Takeover Laws	58
5.8	Access	58
5.9	Section 16(b) Exemption	59
5.10	Directors’ and Officers’ Exculpation, Indemnification and Insurance	59
5.11	Employee Matters	61
5.12	Obligations of Parent in respect of Merger Sub and Surviving Corporation	63
5.13	Notification of Certain Matters	63
5.14	Public Statements and Disclosure	64
5.15	Company Stockholder, Director and Management Arrangements	64
5.16	Transaction Litigation	64

ii

ARTICLE VI CONDITIONS TO THE MERGER		65

6.1	Conditions to Each Party’s Obligations to Effect the Merger	65
6.2	Conditions to the Obligations of Parent and Merger Sub	65
6.3	Conditions to the Company’s Obligations to Effect the Merger	66

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER		67

7.1	Termination	67
7.2	Notice of Termination; Effect of Termination	69
7.3	Fees and Expenses	70

ARTICLE VIII GENERAL PROVISIONS		72

8.1	Survival of Representations, Warranties and Covenants	72
8.2	Notices	73
8.3	Assignment	74
8.4	Confidentiality	74
8.5	Entire Agreement	74
8.6	Third Party Beneficiaries	75
8.7	Severability	75
8.8	Remedies	75
8.9	Governing Law	76
8.10	Consent to Jurisdiction	77
8.11	WAIVER OF JURY TRIAL	77
8.12	Company Disclosure Schedule References	77
8.13	Counterparts	78
8.14	Amendment	78
8.15	Extension; Waiver	78

ARTICLE IX DEFINITIONS & INTERPRETATIONS		78

9.1	Certain Definitions	78
9.2	Additional Definitions	87
9.3	Certain Interpretations	90

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of April 18, 2012 by and among WideOpenWest Finance, LLC, a Delaware limited liability company (“Parent”), Kingston Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Knology, Inc., a Delaware corporation (the “Company”).  Capitalized terms that are used in this Agreement and not otherwise defined shall have the respective meanings ascribed thereto in Article IX.

RECITALS:

WHEREAS, the Company Board, acting upon the unanimous recommendation of a committee of the Company Board consisting only of independent directors of the Company (the “Transaction Committee”), has unanimously (i) approved, and declared advisable, this Agreement providing for the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth in this Agreement, (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder and the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement, and (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL; and

WHEREAS, each of the board of managers of Parent and the board of directors of Merger Sub have (i) approved, and declared advisable, this Agreement providing for the Merger, and (ii) approved the execution and delivery of this Agreement, performance of their respective covenants and other obligations hereunder and the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, immediately following the execution of this Agreement, Parent, as the sole stockholder of Merger Sub, will act by written consent to adopt this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Avista Capital Partners, L.P. and Avista Capital Partners (Offshore), L.P. (the “Guarantors”) have entered into a guarantee, dated as of the date hereof and in the form attached hereto as Exhibit A (the “Guarantee”), in favor of the Company with respect to the obligations and liabilities of Parent and Merger Sub arising under, or in connection with, this Agreement upon the terms and subject to the conditions set forth in this Agreement and the Guarantee.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

1.1                               The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the DGCL, at the Effective Time Merger Sub shall be merged with and into the Company.  At the Effective Time and as a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger.  The Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

1.2                               The Effective Time.  Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under the DGCL by filing with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) a certificate of merger relating to the Merger (the “Certificate of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the applicable provisions of the DGCL (the time of such filing with the Delaware Secretary of State, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

1.3                               The Closing.  The consummation of the Merger shall take place at a closing (the “Closing”) to occur at the offices of Hogan Lovells US LLP, Columbia Square, 555 Thirteenth Street, Washington, DC, 20004, at 10:00 a.m. (New York Time) on the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder), of those conditions at such time), or at such other location, date and time as Parent, Merger Sub and the Company shall mutually agree upon in writing; provided, that notwithstanding the satisfaction or waiver of the closing conditions described in Article VI, Parent and Merger Sub shall not be required to effect the Closing until the earlier of (a) a date during the Marketing Period specified by Parent on at least three (3) Business Days notice to the Company and (b) the first Business Day following the final day of the Marketing Period.  The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date.”

1.4                               Effects of the Merger.  At and after the Effective Time, the effects of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.5                               Certificate of Incorporation and Bylaws.

(a)                                 Certificate of Incorporation.  At the Effective Time, subject to the provisions of Section 5.10(a), the certificate of incorporation of the Company (the “Certificate of

Incorporation”) shall be amended as of the Effective Time to read in its entirety in the form of the certificate of incorporation attached hereto as Exhibit B, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation.

(b)                                 Bylaws.  At the Effective Time, subject to the provisions of Section 5.10(a), the bylaws of the Company shall be amended as of the Effective Time to be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, and, as so amended, shall become the bylaws of the Surviving Corporation (except that, for the avoidance of doubt, the name of the Surviving Corporation shall be Kingston Merger Sub, Inc.) until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

1.6                               Directors and Officers.

(a)                                 Directors.  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their earlier death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(b)                                 Officers.  The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their earlier death, resignation or removal or until their respective successors are duly appointed, as the case may be.

1.7                               Effect on Capital Stock.

(a)                                 Capital Stock.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the securities of the Company or Merger Sub, the following shall occur:

(i)                                     each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Owned Company Shares and Dissenting Shares) shall automatically be cancelled, extinguished and converted into the right to receive cash in an amount equal to $19.75 (the “Per Share Price”), without interest thereon; and

(ii)                                  each share of Company Common Stock that is held by the Company or owned by Parent or Merger Sub, or by any direct or indirect wholly owned Subsidiary of Parent or Merger Sub, in each case immediately prior to the Effective Time (“Owned Company Shares”), shall automatically be cancelled and extinguished without any conversion thereof or consideration paid therefore; and

(iii)                               each share of common stock, par value $0.01 per share, of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and thereupon each certificate representing ownership of such shares of common stock of Merger Sub shall thereafter represent ownership of shares of common stock of the Surviving Corporation.

(b)                                 Adjustment to Per Share Price.  The Per Share Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend or distribution (including any dividend or other distribution of securities convertible into Company Common Stock, but excluding, for the avoidance of doubt, the granting or other issuance of Company Options in accordance with this Agreement), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and prior to the Effective Time, in each case which is effected in accordance with or otherwise permitted by the terms of this Agreement.

(c)                                  Dissenting Shares.

(i)                                     Notwithstanding any provision of this Agreement to the contrary, subject to Section 1.7(c)(ii), any shares of Company Common Stock held by a holder who has properly exercised appraisal rights for such shares pursuant to Section 262 of the DGCL and who, as of the Effective Time, has not effectively withdrawn or lost or failed to perfect such appraisal rights (“Dissenting Shares”) shall not be converted into or represent a right to receive the Per Share Price pursuant to Section 1.7(a), but instead shall be converted into the right to receive only such consideration as may be determined to be due with respect to such Dissenting Shares under the DGCL.  Parent shall be entitled to utilize any funds deposited into the Exchange Fund with respect to Dissenting Shares for purposes of paying the consideration payable with respect to such Dissenting Shares.  From and after the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL, and a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of an equity owner of the Surviving Corporation or of a stockholder of Parent.

(ii)                                  Notwithstanding the provisions of Section 1.7(c)(i), if any holder of shares of Company Common Stock who demands appraisal for such shares in accordance with the DGCL shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then such holder’s shares shall no longer be Dissenting Shares and shall automatically be converted into and represent only the right to receive the Per Share Price as set forth in Section 1.7(a), without any interest thereon.

(iii)                               The Company shall give Parent (A) prompt notice of any written demands for appraisal rights of any shares of Company Common Stock, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company which relate to any such demand for appraisal rights and (B) the opportunity to participate in all negotiations and proceedings which take place prior to the Effective Time with respect to demands for appraisal rights under the DGCL.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal rights of Company Common Stock, offer to settle or settle any such demands, waive any failure to demand that the Company purchase the shares for cash at the fair market value thereof or any failure to perfect such right, or agree to do any of the foregoing.

(d)                                 Company Stock-based Awards; Warrants.

(i)                                     At the Effective Time, each share of Company Common Stock granted subject to vesting or other lapse restrictions under any Company Stock Plan (each, a “Company Restricted Share”) that is outstanding immediately prior to the Effective Time shall vest in full and become free of such restrictions as of the Effective Time and, at the Effective Time, shall be converted into the right to receive the Per Share Price in accordance with Section 1.7(a) and under the same terms and conditions as apply to the receipt of the Per Share Price by holders of Company Common Stock generally.  Parent shall, or shall cause the Surviving Corporation to, pay to holders of Company Restricted Shares such consideration less applicable Taxes required to be withheld with respect to such payments as soon as reasonably practicable following the Effective Time.

(ii)                                  At the Effective Time, each then-outstanding unexpired or unexercised Company Option, whether or not vested, shall be cancelled, and (A) in the case of any Company Option having a per share exercise price less than the Per Share Price, be converted into the right to receive from the Surviving Corporation, for each share of Company Common Stock subject to such Company Option immediately prior to the Effective Time, an amount (subject to any applicable withholding tax) in cash equal to the product of (x) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (y) the amount by which the Per Share Price exceeds the per share exercise price of such Company Option (such product, the “Option Consideration”), or (B) in the case of any Company Option having a per share exercise price equal to or greater than the Per Share Price, no cash shall be paid or payable nor other securities issued in respect thereof.  Parent shall, or shall cause the Surviving Corporation to, pay to holders of Company Options the Option Consideration, without interest thereon, less applicable Taxes required to be withheld with respect to such payments pursuant to this Section 1.7(d), as soon as reasonably practicable following the Effective Time.

(iii)                               At the Effective Time, each then outstanding unexpired or unexercised Company Warrant shall be converted into the right to receive for each share of Company Common Stock subject to such Company Warrant immediately prior to the Effective Time, an amount (subject to any applicable withholding tax) in cash equal to the product of (x) the number of shares of Company Common Stock subject to such Company Warrant immediately prior to the Effective Time and (y) the amount by which the Per Share Price exceeds the per share exercise price of such Company Warrant (the “Warrant Consideration”); provided that in the case of any Company Warrant having a per share exercise price equal to or greater than the Per Share Price, such Company Warrant shall be cancelled and no cash shall be paid or payable nor other securities issued in respect thereof.  Parent shall, or shall cause the Company to, pay to applicable holders of Company Warrants the Warrant Consideration, without interest thereon, less applicable Taxes required to be withheld with respect to such payments pursuant to this Section 1.7(d), as soon as reasonably practicable following the Effective Time.  To the extent permissible pursuant to the terms of such Company Warrant, each then outstanding Company Warrant shall be cancelled at the Effective Time.  To the extent such cancellation is not permissible pursuant to the terms of such Company Warrant, such Company Warrant shall remain outstanding pursuant to its terms; provided that any holder of such Company Warrants shall cease to have any right with respect thereto, except the right to receive the Warrant Consideration payable therefor pursuant to this Section 1.7(d).

(iv)                              Prior to the Effective Time, the Company shall use its reasonable best efforts to take such actions (other than the payment of additional consideration) as may be necessary to give effect to the transactions contemplated by this Section 1.7(d), including by delivering to the holders of Company Restricted Shares, the holders of Company Options and the holders of Company Warrants notices, in form and substance reasonably acceptable to Parent, setting forth such holders’ rights pursuant to this Agreement.

1.8                               Exchange of Certificates.

(a)                                 Payment Agent.  No less than ten (10) Business Days prior to the mailing of the Proxy Statement, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”).

(b)                                 Exchange Fund.  At or immediately after the Effective Time, Parent shall deposit (or cause to be deposited) with the Payment Agent in a separate fund, for payment to the holders of shares of Company Common Stock pursuant to the provisions of this Article I, an amount of cash equal to the aggregate consideration to which holders of Company Common Stock become entitled under this Article I (but not, for the avoidance of doubt, payments to which holders of Company Options and holders of Company Warrants become entitled, which Parent shall pay, or cause to be paid, in accordance with Section 1.7(d)), assuming there are no Dissenting Shares.  Until disbursed in accordance with the terms and conditions of this Agreement, Parent and the Surviving Corporation shall not permit such cash to be invested by the Payment Agent (such cash being referred to herein as the “Exchange Fund”).  Notwithstanding anything herein to the contrary, any income from investment of the Exchange Fund, which shall be in accordance with the terms of this Agreement, will be payable to the Surviving Corporation.

(c)                                  Payment Procedures.  Promptly following the Effective Time (but in no event more than two (2) Business Days thereafter), Parent and the Surviving Corporation shall cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding shares of Company Common Stock and (ii) uncertificated shares of Company Common Stock represented by book-entry (the “Uncertificated Shares”) (A) a letter of transmittal in such form and having such provisions as the Company and Parent may reasonably specify (and which shall specify, in the case of tendered Certificates, that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or appropriate affidavits of loss in lieu thereof) to the Payment Agent), and/or (B) instructions for use in effecting the surrender of the Certificates (or appropriate affidavits of loss in lieu thereof) and Uncertificated Shares in exchange for the Per Share Price payable in respect thereof pursuant to the provisions of this Article I.  Upon surrender of Certificates for cancellation to the Payment Agent or to such other agent or agents as may be appointed by Parent in accordance with the terms hereof, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Payment Agent, the holders of record of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such Certificate, by (y) the Per Share Price (less any applicable withholding taxes payable in respect thereof), and the Certificates so surrendered shall forthwith be cancelled.  Upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares, by (y) the Per Share Price (less any applicable withholding taxes payable in respect thereof), and the transferred Uncertificated Shares so surrendered shall forthwith be cancelled.  The Payment Agent shall accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.  No interest shall be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Per Share Price payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 1.8.  Until so surrendered, outstanding Certificates and Uncertificated Shares shall be deemed from and after the Effective Time to evidence only the right to receive the Per Share Price, without interest thereon, payable in respect thereof pursuant to the provisions of this Article IArticle I.

(d)                                 Transfers of Ownership.  In the event that a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company, or if the Per Share Price is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered in exchange therefor are registered in the stock transfer books or ledger of the Company, the Per Share Price may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Shares so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate (if applicable) is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) or the Surviving Corporation any transfer or other Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the reasonable satisfaction of Parent (or any agent designated by Parent) that such transfer or other Taxes have been paid or are otherwise not payable.

(e)                                  Required Withholding.  Each of the Payment Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock, Company Restricted Shares, Company Options and Company Warrants or any other Person such amounts as may be required to be deducted or withheld therefrom under U.S. federal or state, local or non-U.S. Tax laws.  The Company shall, and shall cause its Affiliates to, assist Parent in making such deductions and withholding as reasonably requested by Parent.  To the extent that such amounts are so deducted or withheld and paid over to the appropriate taxing authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f)                                   No Liability.  Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other party hereto shall be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g)                                  Distribution of Exchange Fund to the Surviving Corporation.  Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is eighteen (18) months after the Effective Time shall be delivered, at the request of Parent, to Parent or the Surviving Corporation upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered their Certificates or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to the provisions of this Section 1.8 shall thereafter look for payment of the Per Share Price payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to the Surviving Corporation (subject to abandoned property, escheat or other similar laws), as general creditors thereof, for any claim to the applicable Per Share Price to which such holders may be entitled pursuant to the provisions of this Article I.

1.9                               No Further Ownership Rights in Company Common Stock.  From and after the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of Uncertificated Shares or a Certificate theretofore representing any shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive, without interest thereon, the Per Share Price payable therefor in accordance with the provisions of Section 1.7 (or otherwise, in respect of Dissenting Shares, the right to receive consideration in accordance with Section 1.7(c)).  The Per Share Price paid in accordance with the terms of this Article I shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of the Company Common Stock.  From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article I.

1.10                        Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Payment Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the Person claiming such Certificates to be lost, stolen or destroyed, the Per Share Price payable in respect thereof pursuant to Section 1.7; provided, however, that Parent may, in its sole discretion and as a condition precedent to the payment of such Per Share Price, require such Person to provide an indemnity and/or bond against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to such Certificates alleged to have been lost, stolen or destroyed.

1.11                        Necessary Further Actions.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the Company, Parent and Merger Sub shall cause their respective directors and officers to take all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 8.12, except (i) as set forth in the disclosure schedule delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Schedule”), or (ii) as disclosed in any Company SEC Reports (including through incorporation by reference therein) filed by the Company with the SEC since December 31, 2009, and publicly available prior to the date hereof (to the extent it is reasonably apparent that any such disclosure set forth in the Company SEC Reports would qualify the representations and warranties contained herein, and excluding any disclosures set forth in any risk factor section or statements which are cautionary, predictive or forward-looking in nature contained therein) (it being understood that any matter disclosed in such filing shall not be deemed disclosed for purposes of Section 2.7 (Company Capitalization), Section 2.12(a)(ii) (Absence of Certain Changes), Section 2.29 (State Anti-Takeover Statutes), Section 2.30 (Proxy Statement and Other Required Filings) and Section 2.31 (Rights Plan) of this Agreement, which matters shall be specifically disclosed in Sections 2.7, 2.12(a)(ii), 2.29, 2.30 and 2.31 of the Company Disclosure Schedule, respectively), the Company hereby represents and warrants to Parent and Merger Sub as follows:

2.1                               Organization; Good Standing.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.  The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has delivered or made available to Parent complete and correct copies of the Certificate of Incorporation and bylaws of the Company, each as amended to date.  As of the date hereof, the Company is not in material violation of the Certificate of Incorporation or its bylaws.

2.2                               Corporate Power; Enforceability.  The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and obligations hereunder and, subject to receiving the Requisite Stockholder Approval, to consummate the Merger.  The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder and the consummation of the Merger have been duly authorized by all necessary corporate action on the part of the Company, and no additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder or, subject to the receipt of the Requisite Stockholder Approval, the consummation of the Merger.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the

Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

2.3                               Company Board Approval.  The Company Board, acting upon the unanimous recommendation of the Transaction Committee, has unanimously (a) approved and declared advisable this Agreement and the consummation of the Merger upon the terms and subject to the conditions set forth herein, (b) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder and the consummation of the Merger upon the terms and conditions set forth herein, and (c) as of the date of this Agreement, resolved to recommend, subject to Section 4.3, that the Company Stockholders vote in favor of the adoption of this Agreement in accordance with the applicable provisions of the DGCL (the “Company Board Recommendation”).

2.4                               Requisite Stockholder Approval.  Assuming the accuracy of Parent’s representation and warranty contained in Section 3.7, the affirmative vote of the holders of a majority of the issued and outstanding shares of Company Common Stock (the “Requisite Stockholder Approval”) is the only vote of the holders of any class or series of Company Capital Stock that is necessary under applicable law, the Certificate of Incorporation and the Company’s bylaws to adopt this Agreement and consummate the Merger.

2.5                               Non-Contravention.  The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder and the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, do not and will not (a) violate or conflict with any provision of the Certificate of Incorporation or bylaws of the Company or the certificate of incorporation or bylaws of any of its Subsidiaries, (b) violate, conflict with, or result in any material respect in the breach of or constitute a material default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any Material Contract, (c) assuming compliance with the matters referred to in Section 2.6, violate or conflict with any law or order applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound, or (d) result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens that would not have, individually or in the aggregate, a Company Material Adverse Effect.

2.6                               Requisite Governmental Approvals.  No consent, approval, order or authorization of, filing or registration with, or notification to (any of the foregoing being referred to herein as a “Consent”), any Governmental Authority is required to be obtained by or made on the part of the Company in connection with the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder or the consummation of the Merger, except (a) the filing of the Certificate of Merger with the Delaware Secretary of State, (b) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, (c) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws, (d) such Consents, licenses, permits, filings or other actions (the “FCC Approvals”) as are required to be made with or obtained from the Federal Communications Commission (the “FCC”) under the Communications Act of 1934, as amended (the “Communications Act”),as set forth in Section 2.6(d) of the Company Disclosure Schedule, (e) such Consents, licenses, permits or other actions (collectively, the “State PUC Approvals”) as are required to be made with or obtained from any state public service or public utility commission or similar state regulatory bodies with jurisdiction over the provision of intrastate telecommunications services (each, a “State PUC”), as set forth in Section 2.6(e) of the Company Disclosure Schedule, (f) such Consents, licenses, permits or other actions (the “LFA Approvals”) as are required to be made with or obtained from any state or local franchise authority or other Governmental Authority (each, an “LFA”) concerning a franchise or other agreement, license, permit, resolution, ordinance or other written acknowledgement (“Franchise”) and that authorizes the construction, upgrade, maintenance and operation of any telecommunications, Voice over Internet Protocol, cable or open video system (as defined in the Communications Act or state or federal regulations) by the Company or any of its Subsidiaries, as set forth in Section 2.6(f) of the Company Disclosure Schedule, (g) such filings and approvals of the NASDAQ as are required to permit the consummation of the Merger, (h) such Consents, licenses, permits, filings, or other actions as are required to be made with or obtained from the U.S. Copyright Office; and (i) such additional Consents the failure of which to make or obtain would not, individually or in the aggregate, have a Company Material Adverse Effect.

2.7                               Company Capitalization.

(a)                                 The authorized capital stock of the Company consists of (i) 200,000,000 (two hundred million) shares of Company Common Stock, (ii) 25,000,000 (twenty-five million) shares of Company Non-Voting Common Stock, and (iii) 199,000,000 (one hundred ninety-nine million) shares of Company Preferred Stock.  As of the close of business on April 13, 2012:  (A) 38,635,450 (thirty-eight million six hundred thirty-five thousand four hundred fifty) shares of Company Common Stock were issued and outstanding (which number includes all outstanding Company Restricted Shares), (B) no shares of Company Common Stock were held by the Company as treasury shares, (C) no shares of Company Non-Voting Common Stock were issued and outstanding and (D) no shares of Company Preferred Stock were issued and outstanding.  All outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights.  Since the close of business on April 13, 2012, the Company has not issued any shares of Company Capital Stock other than pursuant to the exercise of Company Options granted under a Company Stock Plan or pursuant to the exercise of Company Warrants.

(b)                                 The Company has reserved 4,176,753 (four million one hundred seventy-six thousand seven hundred fifty three) shares of Company Common Stock for issuance under the Company Stock Plans, of which 3,800,316 (three million eight hundred thousand three hundred ten) shares of Company Common Stock have been reserved for issuance pursuant to outstanding grants under Company Stock Plans as of close of business on April 13, 2012.  As of the close of business on April 13, 2012, there were outstanding Company Options to purchase 3,800,316 (three million eight hundred thousand three hundred ten) shares of Company Common

Stock and outstanding Company Warrants to purchase 985,000 (nine hundred eighty-five thousand) shares of Company Common Stock, and, since such date, the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Options or Company Warrants other than as permitted by this Agreement.  All outstanding shares of Company Common Stock have been, and all shares that may be issued pursuant to any Company Stock Plan or Company Warrant will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are (or, in the case of shares that have not yet been issued, will be) fully paid, nonassessable and free of preemptive rights.

(c)                                  Except as set forth in this Section 2.7 or as contemplated by this Agreement, as of the date hereof there are (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company (other than as a result of the exercise of the Company Options and Company Warrants, each as set forth in Section 2.7(b)), (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants or other rights or arrangements to acquire from the Company, or that obligate or commit the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company, (v) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), together with the capital stock of the Company, being referred to collectively as “Company Securities”), and the items in clauses (i), (ii), (iii), (iv) and (v) with respect to any Subsidiary of the Company, together with the capital stock of such Subsidiary, being referred to collectively “Subsidiary Securities”), (vi) no voting trusts, proxies or other similar agreements or understandings to which Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of the Company, (vii) no obligations or commitments of any character restricting the transfer of any shares of capital stock of the Company to which the Company is bound, and (viii) no other obligations by the Company to make any payments based on the price or value of any Company Securities.  Neither the Company nor any of its Subsidiaries is a party to any Contract that obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities or Subsidiary Securities, other than the Company’s right to withhold shares of Company Common Stock in connection with the vesting or exercise of Company Options, Company Restricted Shares and Company Warrants.  There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of the Company.

(d)                                 Neither the Company nor any of its Subsidiaries is a party to any Contract currently in force relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights, co-sale rights, or rights of first refusal or other similar rights with respect to any securities of the Company or any of its Subsidiaries.

2.8                               Subsidiaries.

(a)                                 Section 2.8(a) of the Company Disclosure Schedule contains a complete and accurate list of the name, jurisdiction of organization, U.S. federal income tax classification and capitalization of each Subsidiary of the Company as of the date hereof.  Each of the Subsidiaries of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective organization, except where the failure to be in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.  Each of the Subsidiaries of the Company has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets, except where such failure would not, individually or in the aggregate, have a Company Material Adverse Effect.  Each of the Subsidiaries of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has delivered or made available to Parent complete and correct copies of the certificates of incorporation and bylaws or other constituent documents, as amended to date, of each of the Subsidiaries of the Company.  None of the Subsidiaries of the Company is in material violation of its certificate of incorporation, bylaws or other constituent documents.

(b)                                 All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized and validly issued and is fully paid and nonassessable and (ii) is owned, directly or indirectly, by the Company, free and clear of all Liens, in each case other than Permitted Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent any Subsidiary of the Company from conducting its business as of the Effective Time in substantially the same manner such businesses are conducted on the date hereof.  There are no obligations or commitments of any character restricting the transfer of any shares of capital stock of any Subsidiary of the Company, and no other obligations by such Subsidiary to make any payments based on the price or value of any Subsidiary Securities.

2.9                               Company SEC Reports.  The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished to the SEC by the Company since January 1, 2009 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Reports”).  Each Company SEC Report complied as of its filing date, or as of its last date of amendment, in all material respects as to form with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such Company SEC Report was filed.  True and correct copies of all Company SEC Reports filed prior to the date hereof have been made available to Parent or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC.  As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.  None of the Company’s Subsidiaries is required to file any reports with the SEC pursuant to the Exchange Act.

2.10                        Company Financial Statements.

(a)                                 The consolidated financial statements of the Company and its Subsidiaries included in the Company SEC Reports (i) were prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q), and (ii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements to normal year-end adjustments and to any other adjustments described therein, including in the notes thereto).  There are no unconsolidated Subsidiaries of the Company.

(b)                                 The Company has established and maintains, adheres to and enforces a system of disclosure controls and procedures (as such term is defined in paragraph (e) of Rule 13a-15 promulgated under the Exchange Act (“Rule 13a-15”)) and internal control over financial reporting (as such term is defined in paragraph (f) of Rule 13a-15), in each case as required by Rule 13a-15. Such controls are suitable to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in accordance with GAAP.  Neither the Company nor, to the Knowledge of the Company, the Company’s independent auditors, has identified or been made aware of, in respect of the fiscal year ended December 31, 2010 and thereafter, (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries, or (ii) fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries.

2.11                        No Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (or in the notes thereto), other than (a) liabilities reflected or otherwise reserved against in the consolidated balance sheets (and the related notes thereto) of the Company in the Company SEC Reports, (b) liabilities arising under this Agreement or incurred in connection with the transactions contemplated by this Agreement, (c) liabilities arising under executory Contracts to which the Company or any of its Subsidiaries is a party or otherwise bound, (d) liabilities incurred after December 31, 2011 in the ordinary course of business consistent with past practice, and (e) liabilities that would not have a Company Material Adverse Effect.

2.12                        Absence of Certain Changes.  From December 31, 2011 through the date of this Agreement, (a)(i) the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, and (ii) there has not been or occurred any Company Material Adverse Effect and (b) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of

Sections 4.2(a), 4.2(b), 4.2(e), 4.2(f)(i), 4.2(f)(ii), 4.2(h)(i), 4.2(j), 4.2(k), 4.2(l) or, to the extent applicable to such Sections, Section 4.2(p).

2.13                        Material Contracts.

(a)                                 Except as set forth in Section 2.13(a) of the Company Disclosure Schedule, other than (i) this Agreement, (ii) the Employee Plans, (iii) those agreements and other documents filed or incorporated by reference as exhibits to (1) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 or (2) any report, schedule, form, statement, prospectus, registration statement or other document filed by the Company with the SEC after the filing of the Form 10-K for the fiscal year ended December 31, 2011 and prior to the date hereof, (iv) the engagement letter signed by the Company and Credit Suisse Securities (USA) LLC, (v) the engagement letter signed by the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, and (vi) any agreement, contract, arrangement, commitment or understanding of the type set forth below that is entered into after the date hereof in accordance with Section 4.2, neither the Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding:

(i)                                     that is a “material contract” as defined in Item 601(b)(10) of the SEC’s Regulation S-K;

(ii)                                  that restricts in any material respect the conduct of business by the Company or any of its Subsidiaries or its or their ability to compete in any line of business;

(iii)                               that relates to (A) programming pursuant to which the Company and any of its Subsidiaries will spend (or are expected to spend), in the aggregate, more than $600,000 (six hundred thousand dollars) during the current fiscal year or (B) the retransmission of television broadcast stations;

(iv)                              that relates to the lease, indefeasible right of use, or other similar right of the Company or any of its Subsidiaries to utilize fiber in its business and pursuant to which the Company and its Subsidiaries will spend (or are expected to spend) in the aggregate, more than $500,000 (five hundred thousand dollars) during the current fiscal year;

(v)                                 that is an interconnection agreement related to the delivery of voice, data and/or phone services to which the Company or any of its Subsidiaries is a party and pursuant to which the Company and its Subsidiaries will spend or receive (or are expected to spend or receive), in the aggregate, more than $1,000,000 (one million dollars) during the current fiscal year;

(vi)                              the loss of which would have a Company Material Adverse Effect;

(vii)                           that has future sums due from the Company or any of its Subsidiaries, taken as a whole, during  the current fiscal year in excess of an aggregate amount therefor of $1,000,000 (one million dollars) and which is not terminable without material penalty upon not more than ninety (90) days’ notice to the counterparty;

(viii)                        having the effect of providing that the consummation of the Merger or the execution, delivery or effectiveness of this Agreement will give rise under such contract to any increased or accelerated material rights of an employee of the Company or any of its Subsidiaries;

(ix)                              involving any joint venture, legal partnership or similar arrangement;

(x)                                 relating to Indebtedness (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement (A) with an aggregate outstanding principal amount not exceeding $500,000 (five hundred thousand dollars) or (B) between or among any of the Company and its Subsidiaries;

(xi)                              involving the lease of real property with annual rent payments in excess of an aggregate amount therefor of $250,000 (two hundred fifty thousand dollars);

(xii)                           that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock of the Company or any of its Subsidiaries or prohibits the issuance of guarantees by the Company or any of its Subsidiaries;

(xiii)                        that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that are material to the Company and its Subsidiaries, taken as a whole;

(xiv)                       involving the license of, or the grant of any covenant not to sue or other rights with respect to, any Intellectual Property that is material to the conduct of the business of the Company or any of its Subsidiaries (other than licenses granted to customers in the ordinary course of business and licenses of commercially available software with a replacement cost or annual license fee of less than $50,000 (fifty thousand dollars));

(xv)                          which grants any third party a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of the Company or its Subsidiaries;

(xvi)                       which involves the purchase or sale of assets with a purchase price of $500,000 (five hundred thousand dollars) from any single vendor during the current fiscal year, other than in the ordinary course of business;

(xvii)                    is an agreement for the employment or engagement of any employee or other individual on a full-time, part-time or consulting basis and providing for annual compensation in excess of $150,000 (one hundred fifty thousand dollars);

(xviii)                 is a contract in excess of $100,000 (one hundred thousand dollars) by which the Company and its Subsidiaries obtain the transmissions for the channel line-up for each cable communication system that the Company and its Subsidiaries owns and operates (whether by antennae, microwave, satellite or otherwise) of video or audio programming or other cable-distributed information which, in the absence of such contracts, the Company and its Subsidiaries would not have the right under applicable law to distribute to their subscribers; or

(xix)                       is a pole attachment agreement with annual rent payments in excess of an aggregate amount of $250,000 (two hundred fifty thousand dollars).

Each contract, arrangement, commitment or understanding required to be set forth on Section 2.13(a) of the Company Disclosure Schedule, or that would be required to be set forth on Section 2.13(a) of the Company Disclosure Schedule if not for clause (iii) of the first sentence of this Section 2.13(a), is a “Material Contract” for all purposes of and under this Agreement.

(b)                                 Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and is in full force and effect, neither the Company nor any of its Subsidiaries party thereto, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and no event has occurred that with notice or lapse of time or both would reasonably be expected to (i) constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto; (ii) give any Person the right to declare a default or exercise any remedy under any Material Contract; (iii) give any Person the right to accelerate the maturity or performance of any Material Contract; or (iv) give any Person the right to cancel terminate or modify any Material Contract; in each case except (A) as would not, individually or in the aggregate, have a Company Material Adverse Effect or (B) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

2.14                        Personal Property and Assets.  The Company and its Subsidiaries are in possession of and have good, valid and marketable title to, or valid leasehold interests in or valid rights under contract to use, the tangible property and assets owned, leased or used by the Company or any of its Subsidiaries, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

2.15                        Real Property.

(a)                                 Section 2.15(a) of the Company Disclosure Schedule sets forth the address and description of each Owned Real Property.  Except for matters that, individually or in the aggregate, would not have a Company Material Adverse Effect, with respect to each material Owned Real Property: (i) the Company or one of its Subsidiaries (as the case may be) has good and marketable fee simple title to such Owned Real Property, free and clear of all Liens, except for Permitted Liens; (ii) except as set forth in Section 2.15(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any material portion thereof; and (iii) other than the right of Parent and Merger Sub pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

(b)                                 Section 2.15(b) of the Company Disclosure Schedule contains a complete and accurate list of all of the existing material leases, subleases or other agreements (collectively, the “Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property in excess of 1,000 (one thousand) square feet per site (such property, the “Leased Real Property”).  The Company and/or its Subsidiaries enjoy peaceful and undisturbed possession under all such Leases and, to the Knowledge of the Company, there are no material disputes with respect to such Lease.  There are no existing material defaults by the Company beyond any applicable grace period under such Leases.  The Leased Real Property identified in Section 2.15(b) of the Company Disclosure Schedule, collectively with the Owned Real Property identified in Section 2.15(a) of the Company Disclosure Schedule, and subject to the Leases, comprises all of the material real property used in the Company’s business.  Each of the Company and its Subsidiaries has complied with the terms of all Leases, and all Leases are in full force and effect, except for such non-compliances or failures to be in full force and effect that, individually or in the aggregate, would not have a Company Material Adverse Effect.  With respect to each of the Leases: (i) the Company or Subsidiary has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; (ii) the Company or Subsidiary has not collaterally assigned or granted any other security interest in such Lease or any interest therein; and (iii) there are no Liens on the estate or interest created by such Lease, other than Permitted Liens.  The Company has made available to Parent and Merger Sub a true and complete copy of each Lease document with respect to the Leased Real Property.

2.16                        Intellectual Property.

(a)                                 The Company and its Subsidiaries own, free and clear of any Liens (other than Permitted Liens), or otherwise possess the right to use, all Company Intellectual Property that is necessary for and material to the conduct of the Company’s business as of the date hereof.  Section 2.16(a) of the Company Disclosure Schedule sets forth a list of all (i) Trademark registrations and applications for registration and Internet domain names, (ii) Patents issued or pending and (iii) Copyright registrations and applications for registration, in each instance owned by the Company or any of its Subsidiaries.  The material Intellectual Property owned by the Company and its Subsidiaries is valid, subsisting and, to the Knowledge of the Company, enforceable.

(b)                                 Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) no claim by any third party contesting the validity, enforceability, use, or ownership of the Company Intellectual Property has been made in the past three (3) years or is currently pending against the Company, nor, to the Knowledge of the Company, is any such claim threatened; (ii) neither the Company nor its Subsidiaries have given notice to any third party asserting infringement or misappropriation by such third party of any of the Company Intellectual Property that remains unresolved and, to the Knowledge of the Company, no third party is infringement or misappropriating any Company Intellectual Property in any material respect; and (iii) to the Knowledge of the Company, the conduct of the business by the Company and its Subsidiaries does not infringe or misappropriate the Intellectual Property rights of any third party.

(c)                                  The computer systems, including software, hardware, firmware and networks, owned, leased or licensed by the Company or any of its Subsidiaries (the “Company Systems”) are sufficient for the immediate needs of the business of the Company and its Subsidiaries, and in the past twelve (12) months, there has not been any outage or disruption to the use of the Company Systems that has had a material adverse impact on the conduct of the business of the Company and its Subsidiaries.  The Company and its Subsidiaries maintain commercially reasonable disaster recovery and business continuity plans.

2.17                        Tax Matters.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(a)                                 The Company and each of its Subsidiaries have timely filed all U.S. federal, state, local and non-U.S. returns, estimates, information statements, reports and other documents (including amendments thereto) relating to Taxes (“Tax Returns”) required to be filed by any of them with any taxing authority, and such Tax Returns have been accurate in all material respects.  The Company and each of its Subsidiaries have paid or have adequately reserved (in accordance with GAAP) for the payment of, all Taxes shown as due on such Tax Returns and have paid, or have adequately reserved (in accordance with GAAP) for the payment of, all other material Taxes required to be paid.  No material deficiencies for or other disputes concerning any Taxes have been asserted or assessed, or to the Knowledge of the Company, proposed, by any Taxing authority against the Company or any of its Subsidiaries that have not since been resolved nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extended the period for the assessment or collection of any material Tax.

(b)                                 No audit or other examination of any material Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination.

(c)                                  Neither the Company nor any of its Subsidiaries (A) has been a member of an “affiliated group” filing a consolidated federal income tax return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise.

(d)                                 Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law), (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, or (v) election under Section 108(i) of the Code.

(e)                                  Neither the Company nor any of its Subsidiaries is, nor has been at any time during the period described in Section 897(c)(1)(A)(ii)(II) of the Code, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(f)                                   Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.

(g)                                  Neither the Company nor any of its Subsidiaries has engaged in a “reportable transaction,” as set forth in Treas. Reg. § 1.6011-4(b).

2.18                        Employee Plans.

(a)                                 Section 2.18(a)(i) and Section 2.18(a)(ii) of the Company Disclosure Schedule, respectively, set forth a complete and accurate list of (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) all other employment, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, insurance, vacation, deferred compensation, severance, termination, retention, change of control and other similar fringe, welfare or other material benefit or compensation plans, programs, agreement, contracts, policies or binding arrangements (whether or not in writing) maintained, sponsored or contributed to or required to be contributed to by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have any material liability or obligation (together the “Employee Plans”).  With respect to each Employee Plan, to the extent applicable the Company has made available to Parent complete and accurate copies of (A) the most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (B) the most recent determination or opinion letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (C) the plan documents and summary plan descriptions, or a written description of the terms of any Employee Plan that is not in writing; (D) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (E) any material correspondence to or from the IRS or any office or representative of the DOL or the Pension Benefit Guaranty Corporation; and (F) with respect to each material Employee Plan that is maintained in any non-U.S. jurisdiction, to the extent applicable, (x) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such plan and (y) any document comparable to the determination letter reference under clause (B) above issued by a Governmental Authority relating to the satisfaction of law necessary to obtain the most favorable tax treatment.

(b)                                 Except as set forth in Section 2.18(b) of the Company Disclosure Schedule, no Employee Plan is, and neither the Company nor any other trade or business (whether or not incorporated) which is or was at any relevant time treated as a single employer with the Company or any of its Subsidiaries under Section 414 of the Code (an “ERISA Affiliate”) maintains, is required to contribute to or has any current or potential liability or obligation under or with respect to, (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) a “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA), (iii) any plan that is or was subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA, (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (v) a plan or arrangement that provides for post-retirement or post-termination medical, life insurance or other welfare-type benefits (other than as required by COBRA or under a similar state law).

(c)                                  Each Employee Plan has been maintained, operated, funded and administered in all material respects in compliance with its terms and with all applicable law, including the applicable provisions of ERISA and the Code.

(d)                                 Except as set forth in Section 2.18(d) of the Company Disclosure Schedule, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan, other than routine claims for benefits.

(e)                                  None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Employee Plan or for which the Company or any of its Subsidiaries has any indemnification obligation.

(f)                                   Except as set forth in Section 2.18(f) of the Company Disclosure Schedule:

(i)                                     each Employee Plan that is intended to be “qualified” under Section 401 of the Code has received a current favorable determination letter from the IRS to such effect and, to the Knowledge of the Company, no fact, circumstance or event has occurred or exists that would reasonably be expected to adversely affect the qualified status of such Employee Plan;

(ii)                                  all contributions, premiums and other payments with respect to any Employee Plan for any time period ending on or before the Effective Time have been properly made, accrued or reserved for;

(iii)                               neither the Company nor any of its Subsidiaries has any current or contingent liability or obligation under any “employee benefit plan” (as defined in Section 3(3) of ERISA) on account of any ERISA Affiliate; and

(iv)                              except as required by applicable law or this Agreement, no condition or term under any relevant Employee Plan exists which would prevent Parent or the Surviving Corporation or any of its Subsidiaries from terminating or amending any Employee Plan without material liability to Parent or the Surviving Corporation or any of its Subsidiaries.

(g)                                  Except as set forth in Section 2.18(g) of the Company Disclosure Schedule, neither the execution or delivery of this Agreement by the Company nor the consummation of the Merger, alone or in combination with any other event, will (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current or former director, employee or independent contractor of the Company or any of its Subsidiaries; (ii) increase in any material respect the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor; (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation; or (iv) obligate the Company to make any payment to any individual that would be a “parachute payment” to a “disqualified individual” (as defined in Section 280G of the Code).  Neither the Company nor any of its Subsidiaries has any indemnity obligation on or after the Effective Time for any Taxes imposed under Section 4999 or 409A of the Code.  All Employee Plans have been established and operated in a manner that will not subject any “service provider” to tax or penalty under Section 409A of the Code.  No amounts previously deducted are subject to disallowance under Section 162(m) of the Code.

2.19                        Labor Matters.

(a)                                 Neither the Company nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, labor union contract or trade union agreement (each a “Collective Bargaining Agreement”) with any union or labor organization.  None of the employees of the Company or any of its Subsidiaries is represented by any union with respect to his or her employment by the Company or such Subsidiary.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect: (i) to the Knowledge of the Company, in the past three (3) years, no union or labor organization or group of employees of the Company or any of its Subsidiaries has sought to organize any employees of the Company or any of its Subsidiaries for purposes of collective bargaining, made a demand for recognition or certification, sought to bargain collectively with the Company or any of its Subsidiaries, or filed a petition for recognition with any Governmental Authority; and (ii) as of the date of this Agreement, no Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries.

(b)                                 The Company and its Subsidiaries have complied in all material respects with applicable laws and orders with respect to employment (including applicable laws, rules and regulations regarding wage and hour requirements, immigration status, discrimination in employment, employee health and safety, and collective bargaining (collectively, “Employment Laws”)), except for such noncompliance as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is subject to any pending, or, to the Company’s knowledge, threatened, audit or investigation with respect to any Employment Laws by any Governmental Authority, nor has the Company been the subject of any such audits or investigations within the last three (3) years, in each case, except for audits or investigations that, individually or in the aggregate, have not had or would not have a Company Material Adverse Effect.

(c)                                  The Company and each of its Subsidiaries have withheld all material amounts required by applicable law to be withheld from the wages, salaries, and other payments to employees, and are not, to the Knowledge of the Company, liable for any material arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing.  Neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice).

2.20                        Permits.  The Company and its Subsidiaries are in compliance with the terms of all permits, approvals, authorizations, certificates and licenses from Governmental Authorities required to conduct their businesses as currently conducted (collectively, the “Company Permits”), except where the failure to have any of the Company Permits would not have, individually or in the aggregate, a Company Material Adverse Effect.  Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(a)                                 Each Company Permit is valid and in full force and effect either pursuant to its terms or by operation of law.

(b)                                 There is no pending or, to the Knowledge of the Company, threatened Legal Proceeding by the FCC, any State PUC, any LFA, or any other Governmental Authority or other Person to suspend, revoke, terminate, challenge or modify any of the Company Permits.

(c)                                  There is no Legal Proceeding pending or, to the Knowledge of the Company, threatened against or relating to any of the Company Permits before the FCC, any State PUC, any LFA or any other Governmental Authority.

(d)                                 Neither the Company nor any of its Subsidiaries has received any written notice from the FCC, any State PUC, any LFA or any other Governmental Authority or other Person specifying a default, violation or other problem with respect to a Company Permit, except where such default, violation or other problem has already been cured.

(e)                                  To the Knowledge of the Company, there exist no facts or circumstances that make it likely that any Company Permit will not be renewed or extended on commercially reasonable terms.

(f)                                   Except as set forth in Section 2.20(f) of the Company Disclosure Schedule, no Governmental Authority has commenced, or given written notice to the Company or any of its Subsidiaries that it intends to commence, a proceeding to revoke or suspend any Company Permit, or given written notice that it intends not to renew any Company Permit.

2.21                        Compliance with Laws.  The Company and each of its Subsidiaries is in compliance with all laws and orders that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and/or its Subsidiaries, except for such violations or noncompliance that would not have, individually or in the aggregate, a Company Material Adverse Effect.  No representation or warranty is made in this Section 2.21 with respect to (a) compliance with applicable Tax laws, which is exclusively addressed by Section 2.17; (b) compliance with ERISA and other applicable laws relating to employee benefits, which is exclusively addressed by Section 2.18; (c) compliance with labor law matters, which is exclusively addressed by Section 2.19; (d) compliance with Environmental Laws, which is exclusively addressed by Section 2.23; (e) compliance with Federal Communications Laws,

State Communications Laws and other applicable laws relating to communications matters, which is exclusively addressed by Section 2.6, Section 2.20 or Section 2.26; or (f) compliance with privacy and data security laws, which is exclusively addressed by Section 2.27.

2.22                        Legal Proceedings; Orders.

(a)                                 There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that would have, individually or in the aggregate, a Company Material Adverse Effect.  As of the date hereof there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that arise from, are based upon, or challenge the validity of, this Agreement or the consummation of the transactions contemplated hereby or seek to prevent the consummation of the transactions contemplated hereby.

(b)                                 Neither the Company nor any of its Subsidiaries is subject to any legal order, except for such legal orders as would not have, individually or in the aggregate, a Company Material Adverse Effect.

2.23                        Environmental Laws.  Except for such matters that would not have, individually or in the aggregate, a Company Material Adverse Effect: (a) the Company and its Subsidiaries are in compliance with, and, for the last three (3) years have been in compliance with, all Environmental Laws; (b) the Company and its Subsidiaries possess all permits, licenses, registrations, consents, approvals and authorizations required under applicable Environmental Laws for the operation of the business of the Company and its Subsidiaries as presently conducted, (c) neither the Company nor any of its Subsidiaries has received any written claim, notice or citation concerning any violation of or liability under, or alleged violation of or liability under, any applicable Environmental Law during the three (3) years preceding the date of this Agreement, (d) there are no writs, injunctions, decrees, orders or judgments outstanding, or any actions, suits or Legal Proceedings pending or, to the Knowledge of the Company, threatened, concerning the Company’s or any of its Subsidiaries’ compliance with or liability under any Environmental Law; and (e) to the Knowledge of the Company, there has been no Release of or contamination by Hazardous Materials at, on, under or from any of the Owed Real Property or Leased Real Property which requires remediation under Environmental Laws.  The Company and its Subsidiaries have made available to Parent copies of all material environmental assessments, reports, documents and audits in its possession or under its control concerning the Company’s or any of its Subsidiaries’ compliance with or liability under Environmental Laws or the environmental condition of any other real property that Company or the Subsidiaries own, operate or lease.  Notwithstanding any other provision of this Agreement, this Section 2.23 sets forth the sole and exclusive representations and warranties of the Company and its Subsidiaries with respect to Environmental Laws or other environmental or safety matters.

2.24                        Insurance.  The Company has in full force and effect the insurance coverage with respect to its business and the business of its subsidiaries set forth in Section 2.24 of the Company Disclosure Schedule.  Since December 31, 2011, no notice of cancellation has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except for such defaults that would not have, individually or in the aggregate, a Company Material Adverse Effect.  There is no material claim pending under any of such policies as to which coverage is being questioned, denied or disputed by the underwriters of such policies and there has been no threatened termination of any such policies.

2.25                        Related Party Transactions.  Except as set forth in the Company SEC Reports and for compensation or other employment arrangements in the ordinary course of business, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K of the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

2.26                        Communications Matters.  Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(a)                                 The Company and its Subsidiaries are in compliance with the Communications Act, the Communications Assistance to Law Enforcement Act and any other law or regulation applicable to interstate and international telecommunications or Voice over Internet Protocol, interstate information service (the “Federal Communications Laws”), and any laws, ordinances, or regulations concerning the provision of intrastate telecommunications services or concerning the operation of any telecommunications, cable, Voice over Internet Protocol or open video system (“State Communications Laws”), and there is not pending or, to the Knowledge of the Company, threatened, investigation by the FCC, any State PUC or any LFA for any alleged violations of Federal Communications Laws or State Communications Laws.

(b)                                 Where the requirements of Section 626 of the Communications Act are applicable or where otherwise required to submit such a notice by statute, ordinance, regulation or agreement, a written request for renewal has been timely submitted under Section 626 of the Communications Act with the proper LFA with respect to any Franchise that will expire within thirty (30) months after the date of this Agreement.  Except for customary correspondence from Governmental Authorities in connection with the renewal process (e.g., requests for additional information) or as set forth in Section 2.26(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority that any Franchise will not be renewed or that the applicable Governmental Authority has challenged or raised any objection to the Company’s request for renewal under Section 626 of the Communications Act.

(c)                                  Except as set forth in Section 2.26(c) of the Company Disclosure Schedule, there is not pending, or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries or the Franchises, any application, investigation, inquiry, action, petition, objection or other pleading, or any proceeding with a Governmental Authority, which: (i) questions or contests the validity of, or seeks the revocation, forfeiture, nonrenewal or suspension of, any of the Franchises; (ii) seeks the imposition of any modification or amendment with respect to any of the Franchises; (iii) would adversely affect the ability of the Company to consummate the transactions contemplated by this Agreement; or (iv) seeks the payment of a fine, sanction, penalty, damages or contribution in connection with the use of the Franchises, FCC Approvals, State PUC Approvals or LFA Approvals.  Except as set forth in Section 2.26(c)

of the Company Disclosure Schedule, to the Knowledge of the Company, there are no facts or conditions which would adversely affect the ability of the Company to renew or transfer any of the Franchises.

2.27                        Privacy and Data Security Matters.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each of the Company and each of its Subsidiaries is in compliance in all material respects with the privacy policies and notices publicly maintained by the Company or such Subsidiary, and none of the Company or any of its Subsidiaries has, with respect to its data or systems, suffered any unauthorized access or disclosure, or been in violation of any applicable privacy or data security law, including the Electronic Communications Privacy Act of 1986 (18 U.S.C. §§2510-22) and those laws requiring notification to any Person or Governmental Authority, in connection with the confidential or personal information of any Person.

2.28                        Brokers; Fairness Opinion.  Except for Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.  The Board has received the written opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated that, as of the date of such opinion and subject to the assumptions and limitations set forth therein, the Per Share Price to be received by Company Stockholders (other than Parent and its Affiliates) in the Merger is fair, from a financial point of view, to such Company Stockholders.

2.29                        State Anti-Takeover Statutes.  Assuming that the representations of Parent and Merger Sub set forth in Section 3.7 are true and correct, the Company Board has taken all necessary actions such that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” law will not be applicable to Parent, Merger Sub or any other Subsidiary of Parent in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement.

2.30                        Proxy Statement and Other Required Company Filings.  The proxy statement, letter to stockholders, notice of meeting and form of proxy accompanying the proxy statement that will be provided to the Company Stockholders in connection with the solicitation of proxies for use at the Company Stockholder Meeting (collectively, as amended or supplemented, the “Proxy Statement”), as well as any other document that is required to be filed by the Company with the SEC in connection with the Merger (each, an “Other Required Company Filing” and collectively, the “Other Required Company Filings”) will, when filed with the SEC, comply as to form in all material respects with the applicable requirements of the Exchange Act.  The Proxy Statement will not, at the time the Proxy Statement is filed with the SEC, at the time the Proxy Statement is first sent to the Company Stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub or any of their Affiliates, partners, members, stockholders, directors, officers, employees, agents or other representatives for inclusion or incorporation by reference in the Proxy Statement.  None of the Other Required Company Filings will, when filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub or any of their respective Affiliates, partners, members, stockholders, directors, officers, employees, agents or other representatives for inclusion or incorporation by reference in any of the Other Required Company Filings.

2.31                        Rights Agreement.  The Company has taken all actions necessary to (i) render the Stockholder Protection Rights Agreement between the Company and Wachovia Bank, National Association, dated as of July 27, 2005 (the “Rights Agreement”) inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) ensure that (x) none of Parent, Merger Sub or any other Subsidiary of Parent is an Acquiring Person (as defined in the Rights Agreement) pursuant to the Rights Agreement, (y) a Stock Acquisition Date, Flip-In Date, Flip-Over Transaction or Event, or Separation Time (as such terms are defined in the Rights Agreement) does not occur as a result of the execution of this Agreement or the consummation of the Merger and (z) the rights to purchase from the Company one one-hundredth (1/100th) of a share of Series X Junior Participating Preferred Stock issued under the Rights Agreement (the “Rights”) do not become exercisable, in the case of clauses (x), (y) and (z), solely by reason of the execution of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement and (iii) provide that the Expiration Time (as defined in the Rights Agreement) shall occur immediately prior to the Effective Time.

2.32                        Commitments.  Except as described in Section 2.32 of the Company Disclosure Schedule and except as would not, individually or in the aggregate, have a Company Material Adverse Effect, there are no unfulfilled binding commitments for capital improvements to any cable communication system which the Company or any of its Subsidiaries is obligated to make.  Except as described in Section 2.32 of the Company Disclosure Schedule and except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liability to any subscribers to its services (“Subscribers”), except: (a) with respect to prepayments made by Subscribers; (b) the obligation to supply services to Subscribers in the ordinary course of business consistent with past practices pursuant to the Franchises; and (c) obligations with respect to commercial leased access channels, public, educational and government channels, and other similar obligations under the Franchises or under applicable law.  Except with respect to prepayments by Subscribers for converters, encoders, decoders and related equipment and except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liability for the refund of monies or for the provision of rebates to the Subscribers.  Except as described in Section 2.32 of the Company Disclosure Schedule and except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has made any commitment to the LFA to pay franchise fees or other amounts to any such authority after the date hereof in excess of the amounts set forth in the Franchises.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

3.1                               Organization; Good Standing.  Parent is duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to be in good standing would not, individually or in the aggregate, prevent, materially restrict or impede the consummation of the Merger prior to the Termination Date or the ability of Parent or Merger Sub to fully perform its covenants and obligations under this Agreement (a “Parent Material Adverse Effect”).  Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets, except where the failure to be in good standing would not, individually or in the aggregate, be reasonably expected to result in a Parent Material Adverse Effect.  Parent has delivered or made available to the Company complete and correct copies of the certificates of incorporation and bylaws or other constituent documents, as amended to date, of Parent and Merger Sub.  As of the date hereof, neither Parent nor Merger Sub is in material violation of its certificate of incorporation or its bylaws.

3.2                               Power; Enforceability.  Each of Parent and Merger Sub has the requisite power and authority to execute and deliver this Agreement, to perform its covenants and obligations hereunder and to consummate the Merger.  The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder and the consummation of the Merger have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub and no additional proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder or, subject to the adoption of this Agreement (immediately following its execution) by Parent in its capacity as the sole stockholder of Merger Sub, the consummation of the Merger.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

3.3                               Non-Contravention.  The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective covenants and obligations under this hereunder and the consummation of the Merger do not and will not (a) violate or conflict with any provision of the certificate of incorporation or bylaws or other constituent documents of Parent or Merger Sub, (b) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound, (c) assuming compliance with the matters referred to in Section 3.4, violate or conflict with any law or order applicable to Parent or Merger Sub or by which any of their properties or assets are bound, or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, be reasonably expected to result in a Parent Material Adverse Effect.

3.4                               Requisite Governmental Approvals.  No Consent of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective covenants and obligations under this Agreement or the consummation of the Merger, except (a)  such filings with Governmental Authorities to satisfy the applicable laws of states in which the Company and its Subsidiaries are organized or qualified to do business, (b) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, (c) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws, (d) the FCC Approvals, (e) the State PUC Approvals and (f) the LFA Approvals.  Schedule 3.4 does not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.5                               Legal Proceedings; Orders.

(a)                                 There are no Legal Proceedings pending or, to the Knowledge of Parent or any of its Affiliates, threatened against Parent or Merger Sub that (i) would, individually or in the aggregate, prevent, materially restrict or impede the consummation of the Merger prior to the Termination Date or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations under this Agreement or (ii) arise from, are based upon, or challenge the validity of, this Agreement or the consummation of the transactions contemplated hereby or seek to prevent the consummation of the transactions contemplated hereby.

(b)                                 Neither Parent nor Merger Sub is subject to any legal order that would be reasonably expected to result in a Parent Material Adverse Effect.

3.6                               Proxy Statement; Other Required Company Filings.  The information supplied by Parent, Merger Sub or any of their respective Affiliates, partners, members, stockholders, directors, officers, employees, agents or other representatives to the Company in writing specifically for inclusion or incorporation by reference in the Proxy Statement will not, at the time the Proxy Statement is filed with the SEC, at the time the Proxy Statement is first sent to the

Company Stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The information supplied by Parent, Merger Sub or any of their respective Affiliates, partners, members, stockholders, directors, officers, employees, agents or other representatives for inclusion or incorporation by reference in any of the Other Required Company Filings will not, at the time the applicable Other Required Company Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company or any of its Affiliates, directors, officers, employees, agents or other representatives for inclusion or incorporation by reference in the Proxy Statement or any of the Other Required Company Filings.

3.7                               Lack of Ownership of Company Common Stock; Section 203.  Neither Parent, Merger Sub nor any of their respective Subsidiaries (a) beneficially owns, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock, or (b) is a party to any voting trusts or other agreements or understandings with respect to the voting of the capital stock or other equity interests of the Company or any of its Subsidiaries, in each case except in accordance with this Agreement.  As of the date hereof, none of Parent, Merger Sub, any of their respective Subsidiaries, or the “Affiliates” or “Associates” of any such entity is, and at no time during the last three (3) years has been, an “Interested Stockholder” of the Company, in each case as defined in Section 203 of the DGCL.

3.8                               Brokers.  No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

3.9                               Operations of Merger Sub.  Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

3.10                        Financing.

(a)                                 The aggregate amount of funds contemplated to be provided pursuant to the Financing Letters (as defined below), together with the cash on hand of Parent and its Subsidiaries, is sufficient, if funded, to (i) pay the aggregate Per Share Price and any other repayment or refinancing of Indebtedness contemplated by the Financing Letters; (ii) pay any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with the Merger and the Financing; and (iii) satisfy all of the other payment obligations of Parent, Merger Sub and the Surviving Corporation contemplated hereunder.

(b)                                 Parent and Merger Sub have delivered to the Company a true, correct and complete copy of (i) the executed commitment letter (the “Equity Financing Letter”), dated as of the date hereof, among Parent, Merger Sub and the other parties thereto (collectively, the “Equity Financing Sources”), pursuant to which the Equity Financing Sources have committed, subject to the terms thereof, to invest the cash amounts set forth therein (the “Equity Financing”) and (ii) the executed commitment letter, dated as of the date hereof, from Credit Suisse Securities (USA) LLC, Morgan Stanley Senior Funding, Inc., Royal Bank of Canada, RBC Capital Markets, SunTrust Bank, SunTrust Robinson Humphrey, Inc., and The Bank of Tokyo-Mitsubishi-UFJ, Ltd. (the “Debt Commitment Letter” and, together with the Equity Financing Letter, the “Financing Letters”), pursuant to which the lenders party thereto have committed, subject to the terms thereof, to lend the amounts set forth therein (the “Debt Financing” (which term shall include, if applicable, high-yield bonds issued in lieu of certain of the debt facilities as contemplated under the Debt Commitment Letter) and, together with the Equity Financing, the “Financing”).  Parent has also delivered to the Company a true, complete and correct copy of any fee letter in connection with the Debt Commitment Letter (it being understood that any such fee letter provided to the Company may be redacted to omit the numerical amounts provided therein) (any such fee letter, a “Fee Letter”)

(c)                                  As of the date hereof, the Financing Letters have not been amended or modified and none of the respective obligations and commitments contained in the Financing Letters have been withdrawn or rescinded in any respect.  The Financing Letters, in the form so delivered to the Company on the date hereof, are in full force and effect as of the date hereof.  The Financing Letters are (i) legal, valid and binding obligations of Parent and Merger Sub, as applicable, and, to the Knowledge of Parent, each of the other parties thereto and (ii) enforceable in accordance with their respective terms against Parent and Merger Sub, as applicable, and, to the Knowledge of Parent, each of the other parties thereto, in each case except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally.  The Financing Letters and the Fee Letter contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms therein and there are no other conditions precedent or other contingencies related to the funding of the full amount of the Financing.  As of the date of this Agreement, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub, as applicable, or to the Knowledge of Parent, any other parties thereto, under the Financing Letters or that makes any of the assumptions or statements set forth in the Financing Letters inaccurate in any material respect.  As of the date hereof, and subject to the satisfaction of the conditions set forth in Article VI and the performance by the Company of its obligations under this Agreement, neither Parent nor Merger Sub has any reason to believe that any of the conditions to the Financing contemplated in the Financing Letters will not be satisfied or that the Financing will not be made available to Parent and Merger Sub at or prior to the Closing Date.  Parent and Merger Sub have fully paid, or caused to be fully paid, any and all commitment or other fees which are due and payable on or prior to the date hereof pursuant to the terms of the Financing Letters.  Other than the Fee Letter and as set forth in Schedule 3.10(c), there are no side letters or other Contracts to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Financing Letters.

(d)                                 As of the date hereof, none of Parent, Merger Sub or any of their respective Affiliates is a party to any Contracts, or any commitment to enter into any Contracts, with any Person (including any Company Stockholder, director, officer or employee of the Company or its Subsidiaries) concerning any investments to be made in, or contributions to be made to, Parent or Merger Sub in connection with the Merger and/or any other transactions contemplated by this Agreement other than as set forth in the Financing Letters.

(e)                                  As of the date hereof, neither Parent nor Merger Sub has (i) retained any financial advisor on a basis exclusive to Parent or Merger Sub other than advisors to which the Company Board (or any authorized committee thereof) has previously consented or (ii) entered into an exclusivity, lock-up or other similar agreement, arrangement or binding understanding with any bank or investment bank or other potential provider of debt or equity financing that explicitly prohibits such provider from providing or seeking to provide such financing or financial advisory services to any third party in connection with a transaction relating to the Company or its Subsidiaries (including in connection with the making of any Alternative Transaction Proposal), in the case of clauses (i) and (ii), in connection with the Merger or the other transactions contemplated by this Agreement. Neither Parent nor Merger Sub has caused or induced any Person to take any action that, if taken by Parent or Merger Sub, would be a breach of, or would cause to be untrue, any of the representations in this Section 3.10(e).

3.11                        Guarantee.  Concurrently with the execution and delivery of this Agreement the Guarantors have delivered to the Company the Guarantee, duly executed by the Guarantors, in favor of the Company with respect to the performance by Parent and Merger Sub, respectively, of their respective obligations under this Agreement.  The Guarantee is in full force and effect and is a valid, binding and enforceable obligation of the Guarantors, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantors under the Guarantee.

3.12                        Absence of Certain Agreements.  As of the date hereof, except as previously disclosed to the Company Board, there are no Contracts or any commitments to enter into any Contracts (a) between Parent, Merger Sub or any of their respective Affiliates, on the one hand, and any director, officer or employee of the Company, on the other hand, relating to this Agreement, to the Merger or any other transactions contemplated by this Agreement (including as to any investments to be made in, or contributions to be made to, Parent or Merger Sub), or to the Surviving Corporation or any of its Subsidiaries, or any of their respective businesses or operations (including as to continuing employment) from and after the Closing or (b) pursuant to which any Company Stockholder would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of its shares of Company Common Stock or pursuant to which any Company Stockholder agrees to vote to adopt this Agreement or the Merger, or agrees to vote against any Superior Proposal.

3.13                        Solvency.  Assuming the satisfaction of the conditions set forth in Article VI, and assuming (a) the accuracy in all material respects of the representations and warranties of the Company in this Agreement as of the Closing, (b) the performance in all material respects by the Company of its obligations hereunder, and (c) that the estimates, projections and forecasts provided by the Company to Parent prior to the date hereof have been prepared in good faith based on assumptions that are, and continue to be, reasonable, as of the Effective Time and immediately after giving effect to all of the transactions contemplated by this Agreement, including the Financing, the payment of the aggregate Per Share Price, any repayment or refinancing of Indebtedness contemplated by this Agreement, the Financing Letters or any Company Indebtedness, the payment of all fees and expenses required to be paid by Parent, Merger Sub, the Company and their respective Subsidiaries in connection with the Merger and the Financing, and the payment of all other obligations of Parent, Merger Sub, the Company and their respective Subsidiaries contemplated hereunder, (a) the amount of the “fair saleable value” of the assets of each of Parent, the Surviving Corporation and its Subsidiaries as of such date will exceed each of (i) the value of all “liabilities of Parent, the Surviving Corporation and such Subsidiaries, including contingent and other liabilities” as of such date (with the quoted text in this clause (a) generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors), and (ii) the amount that will be required to pay the probable liabilities of Parent, the Surviving Corporation and such Subsidiaries on their existing debts (including contingent liabilities) as such debts become absolute and matured; (b) each of Parent, the Surviving Corporation and its Subsidiaries will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged; and (c) each of Parent, the Surviving Corporation and its Subsidiaries will be able to pay its liabilities, including contingent and other liabilities, as they mature.  For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

3.14                        No Other Company Representations or Warranties.  Parent and Merger Sub hereby acknowledge and agree that, except for the representations and warranties expressly set forth in Article II, (a) neither the Company, nor any of its Subsidiaries, nor any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any other express or implied representation or warranty, statutory or otherwise, with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent, Merger Sub or any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, and all representations and warranties other than those expressly set forth in Article II are hereby disclaimed by Parent and Merger Sub, (b) except as expressly set forth in this Agreement, neither the Company or any of its Subsidiaries, nor or any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to Parent, Merger Sub or any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, or the use by Parent, Merger Sub or any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, of any such information provided or made available to any of them by the

Company or any of its Subsidiaries, or any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub or any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, in “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of the Merger or any other transactions contemplated by this Agreement, and (c) except with respect to the representations and warranties expressly set forth in Article II, no Person has been authorized by the Company to make any representation or warranty relating to the Company, its Subsidiaries, or the business of the Company or its Subsidiaries or otherwise in connection with the transactions contemplated hereby and, if made, such representation or warranty may not be relied upon as having been authorized by the Company and shall not be deemed to have been made by the Company.

3.15                        Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.  In connection with the due diligence investigation of the Company by Parent and Merger Sub and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Parent and Merger Sub and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof (including pursuant to Section 5.8 of this Agreement) from the Company and its Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations.  Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, with respect thereto.  Accordingly, Parent and Merger Sub hereby acknowledge and agree that none of the Company or any of its Subsidiaries, nor any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).

3.16                        No Vote of Parent Stockholders.  No vote or consent of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by any applicable law, or the certificate of incorporation or by-laws or other equivalent organizational documents of Parent in connection with the Merger or the other transactions contemplated by this Agreement.

ARTICLE IV

INTERIM OPERATIONS OF THE COMPANY

4.1                               Affirmative Obligations.  Except (w) as contemplated or permitted by this Agreement, (x) as set forth in Section 4.1 of the Company Disclosure Schedule, (y) as approved in writing by Parent (which approval will not be unreasonably withheld, delayed or conditioned) or (z) as required by law, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall, and the Company shall cause each of its Subsidiaries to, (i) conduct its business and operations in the ordinary and usual course of business and in a manner consistent with past practice and (ii) use its reasonable best efforts to preserve substantially intact its business organization and its current relationships with employees, customers, vendors, partners and contract counterparties.

4.2                               Forbearance Covenants.  Except (w) as contemplated or permitted by this Agreement, (x) as set forth in Section 4.2 of the Company Disclosure Schedule, (y) as approved in writing by Parent (which approval will not be unreasonably withheld, delayed or conditioned), or (z) as required by law, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall not do any of the following and shall not permit any of its Subsidiaries to do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections, such action shall be expressly permitted under Section 4.1 also):

(a)                                 amend, waive or otherwise modify its certificate of incorporation or bylaws or comparable organizational documents;

(b)                                 propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its operating Subsidiaries;

(c)                                  issue, sell, deliver, grant or agree or authorize, propose or commit to issue, sell, deliver or grant (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, except for (i) the issuance and sale of shares of Company Common Stock pursuant to the exercise of Company Options or Company Warrants outstanding prior to the date hereof or (ii) the granting of Company Options, not to exceed an aggregate of 100,000 (one hundred thousand) Company Options, that will each be settled at the Effective Time in the manner set forth in Section 1.7(d)(ii), which in each case will have an exercise price equal to or in excess of the Per Share Price (as adjusted pursuant to Section 1.7(b), in connection with any new non-officer employee hires or the promotion of any non-officer employees consistent in amount with past practices or guidelines established prior to the negotiation of the transactions contemplated hereby, and with respect to other terms, including vesting, consistent with past practice;

(d)                                 directly or indirectly acquire, repurchase or redeem any Company Securities or Subsidiary Securities (other than the withholding of shares of Company Common Stock in connection with the vesting of Company Options, Company Warrants or Company Restricted Shares outstanding as of the date of this Agreement);

(e)                                  (i) adjust, split, combine or reclassify any Company Securities or Subsidiary Securities, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, Company Securities or Subsidiary Securities; (ii) declare, set any record dates or payment dates for, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any Company Securities or Subsidiary Securities, or make any other actual, constructive or deemed distribution in respect of the Company Securities or Subsidiary Securities, except for cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its Subsidiaries; (iii) pledge or encumber any Company Securities or Subsidiary Securities; or (iv) modify the terms of any Company Securities or Subsidiary Securities;

(f)                                   (i) incur, create, assume or otherwise become liable for Indebtedness, other than (A) as permitted by clause (i) of Section 4.2(h), (B) for an aggregate liability that will not exceed $5,000,000 (five million dollars), (C) under revolving credit facilities in effect on the date hereof and disclosed to Parent, or (D) in connection with trade payables incurred in the ordinary course of business or loans or advances to direct or indirect wholly owned Subsidiaries; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company; (iii) make any loans, advances or capital contributions to or investments in any other Person, except for expense and travel advances in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries; or (iv) sell, mortgage, lease, transfer, encumber, license, abandon, pledge or otherwise dispose of any of its or its Subsidiaries’ material assets, tangible or intangible, other than dark fiber sales in the ordinary course of business, or create or suffer to exist any Lien thereupon (other than Permitted Liens) including by merger, consolidation, asset sale or other business combination, other than any Liens incurred in connection with transactions permitted by clause (i) of Section 4.2(f); or (v) cancel, release or assign any material indebtedness or claims;

(g)                                  (i) enter into, adopt, create, amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, compensation, severance, termination, option, appreciation right, performance unit, incentive, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner, except in any such case (other than with respect to severance) (A) as may be required by applicable law, (B) with respect to employees, other than officers of the Company, increases in salary in the ordinary course of business and consistent with past practice or (C) in the ordinary course of business and consistent with past practice in connection with any new non-officer employee hires or the promotion of any non-officer employees; or (ii) increase the compensation of any director, officer or employee, pay any severance, special bonus or special remuneration to any director, officer or employee, or pay any benefit not required by any plan or arrangement as in effect as of the date hereof, except in any such case (X) as may be required by applicable law or (Y) in the ordinary course of business and consistent with past practice in connection with any new non-officer employee hires or the promotion of any non-officers employees;

(h)                                 (i) incur or commit to incur any capital expenditures, or any obligations or liabilities in connection therewith that individually or in the aggregate, are in excess of $5,000,000 (five million dollars), except (A) as included in the Company’s capital expenditure budget furnished to Parent prior to the date hereof, (B) as incurred in the ordinary course of business consistent with past practice or (C) in respect of the repair or replacement of the current assets or properties of the Company or any of its Subsidiaries (consistent with past practices of the Company and its Subsidiaries); (ii) pay, discharge, settle or satisfy any liabilities, other than the payment, discharge or satisfaction of liabilities in the ordinary course of business, consistent with past practice, as required by any applicable law, as accrued for in the Audited Company Balance Sheet or as required by the terms of any Contract of the Company or its Subsidiaries, as in effect on the date of this Agreement or entered into in compliance with the terms of this Agreement; (iii) enter into, modify, amend or terminate (x) any Contract which if so entered into, modified, amended or terminated would have a Company Material Adverse Effect or (y) except in the ordinary course of business, any Material Contract; or (iv) engage in any transaction with, or enter into any agreement, arrangement or understanding with any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated under the Exchange Act that would be required to be disclosed under such Item 404 other than those in existence on the date of this Agreement;

(i)                                     compromise or settle any pending or threatened material Legal Proceeding having a value or in an amount not covered by insurance in excess of $1,000,000 (one million dollars);

(j)                                    except as may be required by applicable law or by GAAP (including as a result of any change in law or GAAP that becomes effective after the date of this Agreement), make any change in any of the accounting methods or principles used by it;

(k)                                 (i) change its material Tax accounting methods, principles or practices, except as required by GAAP or applicable law; (ii) make or change any material Tax election; (iii) settle or compromise any material U.S. federal, state, local or non-U.S. Tax liability; (iv) fail to file any material Tax Return when due (taking into account lawful extensions of the due date for any Tax Return) or fail to cause such Tax Returns when filed to be complete and accurate in all material respects; or (v) consent to any extension or waiver of any limitation period with respect to any claim or assessment for material Taxes;

(l)                                     acquire (including by merger, consolidation or acquisition of stock or assets) any other business, material property or assets thereof or any material equity interest therein in excess of $10,000,000 (ten million dollars) in the aggregate; provided that the Company shall not, and shall not permit its Subsidiaries to, acquire any such business, material property or assets from any Affiliate (including any director or officer or any Affiliate thereof) of the Company;

(m)                             implement any employee layoffs that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar or related state or local law, regulation, or ordinance, or enter into any collective bargaining agreement;

(n)                                 enter into a material line of business outside of its existing business;

(o)                                 except as required by applicable law or in the ordinary course of business consistent with past practice (including as contemplated by the Company’s 2012 operating plan), (i) launch any new programming or other service, (ii) change the rates charged the Company and its Subsidiaries for any class of service or any other existing customer charges (including entering into customer billing services agreements providing for launch incentives or free coverage periods), or (iii) institute any new charges or add or delete or change the mix or channel positions of any programming services; or

(p)                                 agree to take any of the actions described in this Section 4.2.

The parties hereto acknowledge and hereby agree that the restrictions set forth in this Section 4.2 and elsewhere in this Agreement are not intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time, and notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent or Merger Sub will be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any applicable law.  Prior to the Effective Time, the Company and its Subsidiaries shall exercise (consistent with and subject to the terms, conditions and restrictions of this Agreement) control and supervision over their own business and operations.

4.3                               No Solicitation.

(a)                                 No Solicitation. The Company shall not, nor shall it permit any of its Subsidiaries to, authorize or permit any of its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, agents or other representatives retained by it or any of its Subsidiaries to, directly, or indirectly, (i) solicit or knowingly facilitate or encourage (including by way of furnishing any non-public information to any Person) any inquiries with respect to, or that would reasonably be expected to lead to, or the making, submission or announcement of, any Alternative Transaction Proposal, (ii) continue or engage in any discussions or negotiations concerning, knowingly assist or knowingly furnish to any Person (other than the parties to this Agreement and their representatives) any information with respect to, any possible Alternative Transaction Proposal, or afford access to the business, assets or records of the Company or any of its Subsidiaries for the purpose of knowingly facilitating or encouraging an Alternative Transaction Proposal (except to disclose the existence of the provisions of this Section 4.3 and as permitted in Section 4.3(f)), (iii) (A) fail to make, withdraw or modify, or publicly propose to withdraw or modify, the Company Board Recommendation in a manner adverse to Parent (except to the extent specifically permitted pursuant to Section 4.3(d)) or (B) within five (5) Business Days following a request therefor by Parent, fail to publicly reaffirm the Company Board Recommendation (except to the extent specifically permitted pursuant to Section 4.3(d)), (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Alternative Transaction (except to the extent specifically permitted pursuant to Section 4.3(d)) (any of the actions referred to in the foregoing clauses (iii) or (iv), whether taken by the Company’s Board of Directors or a committee thereof, a “Company Board Recommendation Change”), (v) approve or enter into or negotiate any letter of intent, agreement in principle or similar document or any contract, agreement or commitment (whether binding or not) contemplating or otherwise relating to any Alternative Transaction Proposal, other than an Acceptable Confidentiality Agreement that the Company is permitted to enter into under Section 4.3(c), (vi) take any action to exempt any Person (other than Parent or its Subsidiaries) or any action taken by such Person from any state takeover statute (including Section 203 of the DGCL) or similarly restrictive provisions of the Certificate of Incorporation, or (vii) except as provided in Section 5.5 with respect to the Merger and the other transactions contemplated by this Agreement, amend, take any action with respect to, or make any determination under the Rights Agreement (including a redemption of the Rights) to facilitate an Alternative Transaction Proposal.  The Company and its Subsidiaries shall immediately cease, and shall cause their respective officers, directors and employees to cease and use its reasonable best efforts to cause any investment banker, financial advisor, attorney, accountant, agent or other representative retained by them to cease, any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Alternative Transaction Proposal.  The Company agrees that in the event any investment banker, financial advisor, attorney, accountant, agent or other representative retained by the Company or its Subsidiaries takes any action which, if taken by the Company, would constitute a material breach of this Section 4.3(a), then the Company shall be deemed to be in breach of this Section 4.3(a) for all purposes of this Agreement.

(b)                                 Notification of Alternative Transaction Proposals. As promptly as practicable (and in any event within two (2) Business Days) after receipt of any Alternative Transaction Proposal or any request for non-public information or inquiry that would reasonably be expected to lead to an Alternative Transaction Proposal, the Company shall provide Parent with oral and written notice of the material terms and conditions of such Alternative Transaction Proposal, request or inquiry, summaries of the material contents of any material oral communications relating to such Alternative Transaction Proposal, request or inquiry, and the identity of the Person or group of Persons making any such Alternative Transaction Proposal, request or inquiry and a copy of all written materials provided to it in connection with such Alternative Transaction Proposal, request or inquiry. In addition, the Company shall provide Parent as promptly as reasonably practicable (and in any event within two (2) Business Days) with written notice setting forth such information as is reasonably necessary to keep Parent informed in all material respects of all material communications regarding, and the status and material details (including material amendments or proposed material amendments) of, any such Alternative Transaction Proposal, request or inquiry, and, without limitation of the other provisions of this Section 4.3, shall promptly provide to Parent a copy of all written materials (including written materials provided by email or otherwise in electronic format) subsequently provided by it in connection with such Alternative Transaction Proposal, request or inquiry.  The Company shall not enter into any agreement (or amend or modify any agreement) with any Person or group of Persons which would prevent the Company or any of its Subsidiaries or any investment banker, financial advisor, attorney, accountant, agent or other representative retained by it or any of its Subsidiaries from complying with the provisions of this Section 4.3.

(c)                                  Permitted Actions in Connection with Certain Alternative Transaction Proposals. Notwithstanding anything to the contrary contained in Section 4.3(a), in the event that, prior to the Requisite Stockholder Approval, the Company receives an unsolicited, bona fide written Alternative Transaction Proposal which the Company Board (or any authorized committee thereof) determines in good faith after consultation with its financial advisors and outside legal counsel to be, or, in the good faith determination of the Company Board (or any authorized committee thereof), would be reasonably likely to lead to, a Superior Proposal, it may then, after providing prompt written notice to Parent, take the following actions (but only if and to the extent that the Company Board (or any authorized committee thereof) concludes in good faith (after consultation with its financial advisors and outside legal advisors) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law):

(i)                                     Furnish non-public information to the Person or group of Persons making such Alternative Transaction Proposal; provided that (A) prior to furnishing any such non-public information, the Company receives from such Person or group of Persons an Acceptable Confidentiality Agreement and (B) contemporaneously with furnishing any such non-public information to such Person or group of Persons, the Company makes available such non-public information to Parent (to the extent such non-public information has not been previously so made available to Parent); and

(ii)                                  Engage in discussions and negotiations with such Person or group of Persons with respect to such Alternative Transaction Proposal.

(d)                                 Change of Recommendation; Termination.

(i)                                     Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Requisite Stockholder Approval, the Company Board (or any authorized committee thereof) shall be permitted, if, but only if, it concludes in good faith (after consultation with its financial advisors and outside legal advisors) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, to (A) make a Company Board Recommendation Change referenced in clause (iii) of Section 4.3(a) or (B), following receipt of a bona fide written Alternative Transaction Proposal that is determined in good faith by the Company Board (or any authorized committee thereof) (after consultation with its financial advisors and outside legal advisors) to be a Superior Proposal, terminate this Agreement pursuant to Section 7.1(h); provided that prior to the effectiveness of any such Company Board Recommendation Change or termination, (X) the Company shall have given Parent and Merger Sub prompt written notice advising them, as applicable, of (1) the decision of the Company Board (or any authorized committee thereof) to take such action and the reasons therefor and (2) in the event the decision relates to a Superior Proposal, a notice that the Company will terminate this Agreement on the last day of the Notice Period and a summary of the material terms and conditions of the Superior Proposal and other information required to be provided with respect thereto pursuant to this Section 4.3, including the information required to be provided pursuant to Sections 4.3(b) and 4.3(c), (Y) the Company shall have given Parent and Merger Sub three (3) Business Days after delivery of such notice (the “Notice Period”) to propose revisions to the terms of this Agreement (or make another proposal) and, during the Notice Period, the Company shall, and shall direct its financial advisors and outside legal advisors to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that, if applicable, such Alternative Transaction Proposal ceases to constitute (in the good faith judgment of the Company Board (or any authorized committee thereof), after consultation with its financial advisors and outside legal advisors), a Superior Proposal or, if the Company Board Recommendation Change does not involve an Alternative Transaction Proposal, to make such adjustments in the terms and conditions of this Agreement so that the failure to make such Company Board Recommendation Change (in the good faith judgment of the Company Board (or any authorized committee thereof), after consultation with its financial advisors and outside legal advisors) would not be inconsistent with its fiduciary duties under applicable law, and (Z) the Company Board (or any authorized committee thereof) in its good faith judgment shall have determined after consultation with its financial advisors and outside legal counsel and, after considering the results of such negotiations and giving effect to the proposals made by Parent and Merger Sub, if any, that (I) in the case of an Alternative Transaction Proposal, that it continues to constitute a Superior Proposal and that the failure to terminate this Agreement pursuant to Section 7.1(h) and enter into a definitive agreement with respect to a Superior Proposal would be inconsistent with its fiduciary duties under applicable law or (II) in the case of a Company Board Recommendation Change referenced in clause (iii) of Section 4.3(a), that the failure to make such Company Board Recommendation Change would be inconsistent with its fiduciary duties under applicable law; provided, further, that if, during the Notice Period, any material revisions are made to the Superior Proposal or there is any material change with respect to the determination under Section 4.3(d)(i)(A), the Company shall deliver a new written notice to Parent and shall comply with the requirements of this Section 4.3(d) with respect to such new written notice except that the new Notice Period shall be forty eight (48) hours (provided that if such forty eight (48) hour period would end on a day other than a Business Day, then such period shall be extended to the close of business on the next Business Day) instead of three (3) Business Days.

(ii)                                  Notwithstanding any Company Board Recommendation Change by the Company, unless such Company Board Recommendation Change is with respect to an Alternative Transaction Proposal and the Company terminates this Agreement pursuant to Section 7.1(h), the Company shall cause the adoption of this Agreement to be submitted to a vote of the Company Stockholders at a meeting of Company Stockholders, and, without the prior written consent of Parent, the adoption of this Agreement and the transactions contemplated hereby (including the Merger) shall be the only matter (other than procedure matters related thereto and any required advisory votes related to executive compensation payable in connection with the Merger) which the Company shall propose to be acted on by the Company Stockholders at such Company Stockholder Meeting.

(e)                                  Compliance with Tender Offer Rules; Disclosure to Stockholders. Nothing contained in this Agreement shall prohibit the Company or the Company Board from (x) taking and disclosing to their stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (y) making any disclosure to the stockholders of the Company if, in each case, in the good faith judgment of the Company Board (or any authorized committee thereof) (after consultation with its financial advisors and outside legal advisor) failure to so disclose would be inconsistent with its fiduciary duties under applicable law; provided that in each case the Company shall not fail to make, withdraw, modify or change the

Company Board Recommendation unless specifically permitted pursuant to the terms of Section 4.3(d).

(f)                                   Notwithstanding anything to the contrary set forth in Section 4.3 or elsewhere in this Agreement, if the Company receives a written Alternative Transaction Proposal from any third Person, the Company and/or its Representatives may contact such third Person in writing solely for the purpose of clarifying the Alternative Transaction Proposal.

ARTICLE V

ADDITIONAL COVENANTS

5.1                               Required Action and Forbearance.

(a)                                 Upon the terms and subject to the conditions set forth in this Agreement, in addition to (and not in lieu of) the obligations of the parties set forth in Section 5.2, but subject to the limitations set forth therein, and except with respect to the Financing, which shall be governed by Section 5.6, Parent and Merger Sub, on the one hand, and (subject to the Company’s rights under Section 4.3, Section 5.3 and Section 5.4) the Company, on the other hand, shall use their reasonable best efforts to (i) take (or cause to be taken) all actions reasonably necessary, (ii) do (or cause to be done), and (iii) assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Merger, including by:

(i)                                     using reasonable best efforts to cause the conditions to the Merger set forth in Article VI to be satisfied;

(ii)                                  using reasonable best efforts to promptly obtain all consents, waivers and approvals under any Material Contracts in connection with this Agreement and the consummation of the Merger so as to maintain and preserve the benefits under such Material Contracts as of the consummation of the Merger; and

(iii)                               executing and delivering any Contracts and other instruments that are necessary to consummate the Merger.

(b)                                 In addition to the foregoing, subject to the limitations set forth in Section 5.2 and except with respect to the Financing, which shall be governed by Section 5.6, neither Parent or Merger Sub, on the one hand, nor (subject to the Company’s rights under Section 4.3, Section 5.3 and Section 5.4) the Company, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement.

(c)                                  Notwithstanding the foregoing or anything to the contrary set forth in this Agreement (in addition to, and not in lieu of, the obligations of the parties set forth in Section 5.2), the Company shall be responsible for using (and causing its Subsidiaries to use) their respective reasonable best efforts to prepare and file the necessary notices, reports or other filings and to obtain the consents, approvals and authorizations identified or required to be identified in Section 2.5 or Section 2.6 or in the related section of the Company Disclosure Schedule (which, in the case of the consents, approvals and notifications identified or required to be identified in Section 2.6 or in the related section of the Company Disclosure Schedule, are required to be obtained by the Company), and Parent and Merger Sub shall be responsible for using their respective commercially reasonable efforts to cooperate with the Company in preparing and filing such notices, reports or other filings and obtaining such consents, approvals and authorizations.

(d)                                 Notwithstanding the foregoing or anything to the contrary set forth in this Agreement (in addition to, and not in lieu of, the obligations of the parties set forth in Section 5.2), Parent and Merger Sub shall be responsible for using their respective reasonable best efforts to prepare and file the necessary notices, reports or other filings and to obtain the consents, approvals and authorizations identified or required to be identified in Section 3.3 or Section 3.4 or in a disclosure schedule relating thereto (which, in the case of the consents, approvals and notifications identified or required to be identified in Section 3.4 or in a disclosure schedule relating thereto, are required to be obtained by Parent and/or Merger Sub), and the Company shall be responsible for using its commercially reasonable efforts to cooperate with Parent and Merger Sub in preparing and filing such notices, reports or other filings and obtaining such consents, approvals and authorizations.

5.2                               Filings with Governmental Authorities.

(a)                                 Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall give all notices to, make all filings with, and use their respective reasonable best efforts to obtain, all authorizations, waiting period terminations and expirations, consents and approvals of any Governmental Authority required in connection with the matters contemplated by this Agreement.  Without limiting the generality of the foregoing, each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall (i) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby as required by the HSR Act as promptly as practical, but in any event within ten (10) Business Days following the execution and delivery of this Agreement, and (ii) file comparable pre-merger notification filings, forms and submissions with any foreign Governmental Authority that are required by other applicable Antitrust Laws or investment act laws in connection with this Agreement within twenty (20) calendar days (or sooner if due sooner), as listed on Schedule 5.2(a)(ii) hereof.  Parent and Merger Sub shall be responsible for paying all filing fees in connection with the foregoing filings with Governmental Authorities (other than filing fees in connection with LFA Approvals which shall be paid 50% by Parent or Merger Sub and 50% by the Company).  Without limiting the generality of the foregoing, and except for filings required from each party under the HSR Act, the parties agree that Parent shall make (with the reasonable cooperation of the Company) all pre-merger and post-merger notification filings, forms and submissions with any Governmental Authority that are required by applicable Antitrust Laws or investment act laws.

(b)                                 The reasonable best efforts of each of Parent and the Company shall include (i) reasonably cooperating and coordinating with the other in the making of such filings;

(ii) promptly supplying the other with any information that may be required in order to make such filings; (iii) subject to the first sentence of Section 5.2(c), supplying any additional information that may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made under any applicable law; and (iv) subject to Section 5.2(d), taking all action necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other law applicable to the Merger as soon as practicable, and to obtain any required consents under any other law applicable to the Merger as soon as reasonably practicable.  Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall promptly inform the other of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with such filings.  If any party hereto or Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement pursuant to the HSR Act or any other law applicable to the Merger with respect to which any such filings have been made, then such party shall make (or cause to be made), as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. Without limiting the generality of the foregoing, each party shall provide to the other (or the other’s respective advisors) upon request copies of all correspondence between such party and any Governmental Authority, or production made by any such party to any Governmental Authority, relating to the transactions contemplated by this Agreement.  The parties may, as they deem advisable and necessary, designate any competitively or commercially sensitive materials provided to the other under this Section 5.2 as “outside counsel only.”  Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.  In addition, to the extent reasonably practicable, all discussions, telephone calls, and meetings with a Governmental Authority regarding the transactions contemplated by this Agreement shall include representatives of all of the parties.

(c)                                  In the event that a Governmental Authority issues a request for additional information or documentary material pursuant to the HSR Act or any other applicable Antitrust Law (the “Second Request”) in connection with the transactions contemplated by this Agreement, then Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall make (or cause to be made), as soon as reasonably practicable and after consultation with the other, an appropriate response in compliance with the Second Request in order to obtain expiration or termination of the applicable waiting period before the Termination Date.  For the avoidance of doubt, whether or not the transactions contemplated herein are consummated, Parent and Merger Sub shall pay all out-of-pocket fees and expenses related to the Company’s response to a Second Request (including, without limitation, legal fees and expenses, and fees and expenses associated with any consultants, accountants, economists, document production vendors, or other professionals hired to help the Company respond to the Second Request), provided that the obligation of Parent and Merger Sub to pay such fees and expenses related to actions taken by the Company shall be conditioned upon Parent and Merger Sub not providing written reasonable objections prior to the Company incurring such fees and expenses.  Parent and Merger Sub shall either pay such costs and expenses directly or reimburse the Company, as applicable, within thirty (30) days after receipt of an invoice (with reasonable supporting documentation) for the same.

(d)                                 Without limiting the foregoing, Parent and Merger Sub shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement.  In addition, Parent and Merger Sub shall promptly take, in order to consummate the transactions contemplated by this Agreement before the Termination Date, all actions necessary to (i) secure the expiration or termination of any applicable waiting period under the HSR Act or any other applicable law and (ii) resolve any objections asserted with respect to the transactions contemplated by this Agreement raised by any Governmental Authority, and to prevent the entry of any court order and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that would prevent, prohibit, restrict, or delay the consummation of the transactions contemplated by this  Agreement, including (A) executing settlements, undertakings, consent decrees, stipulations, or other agreements with any Governmental Authority (or with any private party, but only in this later case, in order to vacate, lift, reverse, overturn, settle, or otherwise resolve any decree, judgment, injunction, or other order that prevents, prohibits, restricts, or delays the consummation of the transactions contemplated by this Agreement that may be issued by any court or other Governmental Authority in favor of that third party), (B) selling, divesting, holding separate, licensing, or otherwise conveying particular securities or equity interests, assets or categories of assets or businesses of Parent or Merger Sub or their respective Affiliates or ultimate parent entities or the Company or its Subsidiaries, (C) agreeing to any conduct provisions or agreeing to sell, divest, hold separate, license, or otherwise convey any particular securities, equity interests, or assets or categories of assets or businesses of Parent or Merger Sub or their respective Affiliates or ultimate parent entities or the Company or its Subsidiaries contemporaneously with or subsequent to the Closing, and (D) permitting the Company or any of its Subsidiaries to sell, divest, license, or otherwise convey any particular assets or categories of assets or businesses of any of the Company or its Subsidiaries prior to the Closing.  Notwithstanding the foregoing, Parent and Merger Sub shall not be required to take any action or reach any agreement that would be materially adverse to the business or financial condition of Parent, Merger Sub, and the Company post-closing and taken as a whole.  No actions taken pursuant to this Section 5.2 shall be considered for purposes of determining whether a Company Material Adverse Effect has occurred.

(e)                                  Each of Parent and Merger Sub shall not, and shall cause their respective Affiliates and ultimate parent entities and their Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity interests, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any consents of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Authority seeking or entering an order prohibiting the consummation of the transactions contemplated by this Agreement; (iii) increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) delay or prevent the consummation of the transactions contemplated by this Agreement.

5.3                               Proxy Statement and Other Required SEC Filings.

(a)                                 The Company shall use commercially reasonable efforts to prepare and file with the SEC a preliminary Proxy Statement for use in connection with the solicitation of proxies from the Company Stockholders for use at the Company Stockholder Meeting within twenty (20) calendar days after the date hereof or such earlier date as is reasonably practicable.  If the Company determines that it is required to file with the SEC any Other Required Company Filing under applicable law, the Company shall prepare and file with the SEC such Other Required Company Filing as promptly as reasonably practicable after making such determination.  The Company shall cause the Proxy Statement and any Other Required Company Filing to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and NASDAQ.  Parent and Merger Sub shall furnish all information concerning Parent and Merger Sub (and their respective Affiliates, if applicable) as the Company may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement and any Other Required Company Filing.  If at any time prior to the Company Stockholder Meeting, any information relating to the Company, Parent or Merger Sub, or any of their respective partners, members, stockholders, directors, officers or other Affiliates, should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement or any Other Required Company Filing, as the case may be, so that the Proxy Statement or Other Required Company Filing, as the case may be, would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other, and an appropriate amendment or supplement to the Proxy Statement or the applicable Other Required Company Filing describing such information shall be promptly prepared and filed by the Company with the SEC and, to the extent required by applicable law or the SEC or its staff, disseminated to the Company Stockholders.

(b)                                 The Company, after consultation with Parent (and including comments reasonably proposed by Parent), will use its reasonable best efforts to respond as promptly as practicable to any comments made by the SEC with respect to the Proxy Statement.  Subject to applicable law, the Company shall use reasonable best efforts to cause the Proxy Statement to be disseminated to the Company Stockholders as promptly as practicable following the filing thereof with the SEC and after confirmation from the SEC or its staff that it will not comment on, or that it has no additional comments on, or the expiration of any waiting period with respect to, the Proxy Statement or any Other Required Company Filing and, if necessary in order to comply with applicable securities laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

(c)                                  (i) The Company and its Affiliates shall not file with the SEC the Proxy Statement or any Other Required Company Filing or any amendment or supplement thereto, and (ii) the Company and its Affiliates shall not correspond or otherwise communicate with the SEC or its staff with respect to the Proxy Statement or any Other Required Company Filing in any such case referenced in the preceding clause (i) or (ii) without providing Parent and Merger Sub a reasonable opportunity to review and comment thereon.

(d)                                 The Company shall advise Parent and Merger Sub, promptly after the Company receives notice thereof, of any receipt of a request by the SEC or its staff for an amendment or revisions to the Proxy Statement or any Other Required Company Filing, any receipt of comments from the SEC or its staff on the Proxy Statement or any Other Required Company Filing, or any receipt of a request by the SEC or its staff for additional information in connection therewith.

(e)                                  Unless the Company Board shall have effected a Company Board Recommendation Change in accordance with the terms of Section 4.3, the Company shall include the Company Board Recommendation in the Proxy Statement and, if applicable, any Other Required Company Filings.

5.4                               Company Stockholder Meeting.

(a)                                 Unless this Agreement has been terminated pursuant to Article VII, the Company will take, in accordance with applicable law, the Certificate of Incorporation, the bylaws of the Company and the rules of the SEC and NASDAQ, all reasonable action necessary to schedule a meeting of the Company Stockholders (or any adjournment or postponement thereof, the “Company Stockholder Meeting”) as promptly as reasonably practicable following dissemination of the Proxy Statement to the Company Stockholders for the purpose of voting to adopt this Agreement in accordance with the DGCL; provided, however, that without the prior written consent of Parent, the Company shall not initially schedule the Company Stockholder Meeting later than thirty (30) calendar days after the date on which the Proxy Statement is mailed to the Company’s stockholders; provided, further, nothing herein shall prevent the Company from postponing or adjourning the Company Stockholder Meeting if (i) Parent has consented to such postponement or adjournment; (ii) there are holders of insufficient shares of the Company Common Stock present or represented by a proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting; (iii) the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable law, order or a request from the SEC or its staff; or (iv) the Company Board (or any authorized committee thereof) shall have determined in good faith that it is necessary or appropriate to postpone or adjourn the Company Stockholder Meeting, including in order to (A) give Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent (or needs to send) to Company Stockholders or otherwise made available to Company Stockholders by issuing a press release, filing materials with the SEC or otherwise (including in connection with any Company Board Recommendation Change), or (B) enable the additional time to solicit proxies from Company Stockholders; provided, that, unless otherwise required by applicable law in order to provide additional disclosure to the Company Stockholders, the Company Board (or any authorized committee thereof) shall only be entitled to adjourn or postpone the Company Stockholder Meeting one time pursuant to this clause iv of Section 5.4(a).  Notwithstanding the foregoing, Parent may, upon written request, require the Company, solely for the purpose of enabling additional time to solicit proxies from Company Stockholders, to adjourn or postpone the Company Stockholder Meeting one time for a reasonable period of time not to exceed five (5) Business Days.

(b)                                 Once the Company has established a record date for purposes of determining the stockholders entitled to notice of and vote at the Company Stockholder Meeting

(the “Record Date”), the Company shall not change such Record Date or establish a different record date for the Company Stockholder Meeting without the prior written consent of Parent, unless required to do so by applicable law or there has been a Company Board Recommendation Change.  In the event that the date of the Company Stockholder Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing or there has been a Company Board Recommendation Change, it shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Company Stockholder Meeting, as so adjourned, postponed or delayed, except as required by applicable law.

(c)                                  Subject to Section 4.3(d), the Company shall use commercially reasonable efforts to solicit from the Company Stockholders proxies in favor of the adoption of this Agreement in accordance with the DGCL, submit this Agreement for adoption by the Company Stockholders at the Company Stockholder Meeting and cause the Company Stockholder Meeting to be called, noticed, convened, held and conducted.  The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Stockholder Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Requisite Stockholder Approval.

(d)                                 Unless there shall have been a Company Board Recommendation Change, the Company shall use its commercially reasonable efforts, and shall use its commercially reasonable efforts to cause its directors, officers, employees and other representatives to, make reasonable and customary solicitations and recommendations to the Company Stockholders for purposes of causing the Requisite Stockholder Approval to be obtained including, upon Parent’s request, (i) presenting materials (in a form reasonably agreed by Parent and the Company) at a reasonable and customary number of occasions that recommend this Agreement and the transactions contemplated hereby (including the Merger) to the Company Stockholders and/or any firm providing proxy advisory services to the Company Stockholders, and (ii) if necessary, requesting a reasonable and customary number of meetings with the Company Stockholders (for purposes of obtaining their recommendation of the adoption of this Agreement) and/or any firm providing proxy advisory services to the Company Stockholders (for purposes of obtaining its recommendation of the adoption of this Agreement by the Company Stockholders).

5.5                               Rights Agreement.  The Company Board shall take all further actions (in addition to those referred to in Section 2.31) reasonably requested by Parent in order to render the Rights inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement.

5.6                               Financing.

(a)                                 Equity Financing.

(i)                                     Subject to the terms and conditions of this Agreement and the applicable terms and conditions of the Equity Financing Letter, each of Parent and Merger Sub shall use reasonable best efforts to take (or cause to be taken) all actions, and do (or cause to be done) all things, necessary, proper or advisable to (A) obtain the Equity Financing contemplated by the Equity Financing Letter, (B) maintain in effect the Equity Financing Letter, (C) satisfy on a timely basis all conditions applicable to Parent and Merger Sub set forth in the Equity Financing Letter that are within its control, (D) consummate the Equity Financing contemplated by the Equity Financing Letter at or prior to the Closing, and (E) when obligated to do so pursuant to Section 8.8, fully enforce the obligations of the Equity Financing Sources (and the rights of Parent and Merger Sub) under the Equity Financing Letter, including by filing one or more lawsuits against the Equity Financing Sources to fully enforce the obligations of the Equity Financing Sources (and the rights of Parent and Merger Sub) thereunder.  Notwithstanding anything to the contrary set forth in this Agreement, nothing contained in this Section 5.6 shall require, and in no event shall reasonable best efforts of Parent or Merger Sub be deemed to require, Parent or Merger Sub to seek equity financing from any source other than the Equity Financing Sources, in any amount in excess of, or on other terms and conditions from, the Equity Financing Letter.

(ii)           Neither Parent nor Merger Sub shall amend, alter, or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Equity Financing Letter without the prior written consent of the Company (except for any amendment that solely increases the amount of the Equity Financing without amending or modifying any other term of the Equity Financing Letter).  Parent shall promptly notify the Company of (A) the expiration or termination (or attempted or purported termination, whether or not valid) of the Equity Financing Letter, or (B) any refusal by any Equity Financing Source to provide or any stated intent by any Equity Financing Source to refuse to provide the full financing contemplated by the Equity Financing Letter.

(b)                                 Debt Financing.

(i)            Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its respective reasonable best efforts to (A) obtain the Debt Financing on the terms and conditions set forth in the Debt Commitment Letter (including any “market flex” terms therein or in the Fee Letter, and after taking into account the anticipated timing of the Marketing Period), (B) maintain in effect the Debt Commitment Letter and negotiate definitive agreements with respect to the Debt Commitment Letter on the terms and conditions set forth in the Debt Commitment Letter (including any “market flex” terms therein or in the Fee Letter), (C) satisfy on a timely basis all conditions applicable to Parent and Merger Sub set forth in such definitive agreements that are within their reasonable control, and (D) comply with its obligations under the Debt Commitment Letter, and (E) upon satisfaction of the conditions set forth in the Debt Commitment Letter, consummate the Debt Financing contemplated by the Debt Commitment Letter at the Closing.  In the event that all conditions in the Debt Commitment Letter (other than the availability of funding of any of the Equity Financing) have been satisfied or upon funding will be satisfied, and the Closing is required to occur pursuant to Section 1.3, each of Parent and Merger Sub shall use its reasonable best efforts to cause such lenders and the other Persons providing such Debt Financing to fund on the Closing Date the Debt Financing required to consummate the transactions contemplated by this Agreement and otherwise enforce its rights under the Debt Commitment Letter.

(ii)           Neither Parent nor Merger Sub shall amend, alter, or waive, or agree to amend, alter or waive (in any case, whether by action or inaction), any term of the Debt

Commitment Letter or any provision of the Fee Letter (to the extent any such amendment, alteration, or waiver would reasonably be expected to delay or prevent or make less likely the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date) without the prior written consent of the Company if such amendment, alteration or waiver reduces the aggregate amount of the Debt Financing (unless such reduction is matched with a corresponding equivalent increase of the amount of the equity financing contemplated in the Equity Financing Letter or Alternative Debt Financing (as permitted by, and in accordance with, this Section 5.6(b)) or amends the conditions precedent to the Debt Financing in a manner that would reasonably be expected to delay or prevent or make less likely the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date; provided, however, that Parent and Merger Sub may replace and/or amend the Debt Commitment Letter so long as (A) the terms would not be reasonably expected to delay or prevent the Closing or make the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) less likely to occur, (B) the conditions to the Debt Financing set forth in the Debt Commitment Letter as of the date hereof would not be expanded in a manner that would reasonably be expected to delay or prevent the Closing, and (C) such amendment or alternative financing does not reduce (or could have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount), unless such reduction is matched with a corresponding equivalent increase of the amount of the equity financing contemplated in the Equity Financing Letter; and in any such event, Parent shall disclose to the Company its intention to make any such amendment or obtain such alternative financing (the “Alternative Debt Financing”), shall keep the Company reasonably informed of the terms thereof and shall deliver to the Company final drafts of the commitment letter (the “New Debt Commitment Letter”) providing for such alternative financing.  Notwithstanding the foregoing, nothing set forth in this Section 5.6(b) shall restrict Parent or Merger Sub from amending or modifying the Debt Financing Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that had not executed the Debt Commitment Letter as of the date hereof.  In the event that a New Debt Commitment Letter is obtained, the term “Debt Financing” as used herein shall be deemed to mean the Debt Financing contemplated by the Debt Commitment Letter to the extent not so superseded at the time in question and any Alternative Debt Financing contemplated by a New Debt Commitment Letter to the extent then in effect, and any reference to the term Debt Commitment Letter shall be deemed to include any Debt Commitment Letter that is not superseded by the New Debt Commitment Letter at the time in question and the New Debt Commitment Letter to the extent then in effect.  Parent shall promptly notify the Company of the expiration or termination of the Debt Commitment Letter and the New Debt Commitment Letter (if applicable).

(iii)          Upon the Company’s request, Parent shall keep the Company reasonably informed of the status of its efforts to arrange the Debt Financing and provide to the Company copies of the material definitive agreements for the Debt Financing (excluding any provisions related solely to fees or other economic terms).  Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice (x) of any material breach or material default by any party to any of the Financing Letters, or any definitive agreements related to the Financing, in each case of which Parent or Merger Sub becomes aware, (y) of the receipt of any written notice or other written communication, in each case with respect to any (1) actual breach, default, termination or repudiation by any party to any of the Financing Letters or definitive agreements related to the Financing or (2) material dispute between or among any parties to any of the Financing Letters or definitive agreements related to the Financing or any provisions of any of the Financing Letters, in each case, with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing and (z) of the receipt of any notice or other communication (written or verbal) related to the likely failure by a party to the Financing Letters to fund the Financing or the reduction of any amount of the Financing; provided, that none of Parent or Merger Sub shall be required to provide such information if it would reasonably be expected to (i) result in the loss of the attorney-client privilege of Parent or Merger Sub, provided, that Parent shall use its reasonable efforts to provide such information in a manner that would not reasonably be expected to result in the loss of the attorney-client privilege, or (ii) contravene any law, judgment or binding agreement entered into prior to the date of this Agreement.  As soon as reasonably practicable, but in any event within two (2) Business Days of the date the Company delivers to Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clauses (x), (y) or (z) of the immediately preceding sentence; provided, that none of Parent or Merger Sub shall be required to provide such information if it would reasonably be expected to (i) result in the loss of the attorney-client privilege of Parent or Merger Sub, provided, that Parent shall use its reasonable efforts to provide such information in a manner that would not reasonably be expected to result in the loss of the attorney-client privilege, or (ii) contravene any law, judgment or binding agreement entered into prior to the date of this Agreement.

(iv)          If any portion of the Debt Financing becomes unavailable and such portion is reasonably required to fund the aggregate Per Share Price, Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain in replacement thereof, as promptly as reasonably practicable following the occurrence of such event, Alternative Debt Financing from the same or alternative sources in an amount, when added to the portion of the Debt Financing that is available, sufficient to fund the aggregate Per Share Price and make the other payments referred to in Section 3.10(a) and which would not otherwise reasonably be expected to (x) prevent or delay the Effective Time or the date on which the Financing would be obtained, or (y) make the funding of the Financing less likely in any material respect.  Notwithstanding anything to the contrary contained in this Agreement, nothing in this Section 5.6 shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, Parent or Merger Sub to (A) seek or incur Alternative Debt Financing if any term thereof is outside of, or less favorable than, any applicable economic provision of the Debt Commitment Letter or any related fee letter (including any “market flex” provision contained in the Debt Commitment Letter or any related fee letter), (B) seek any Alternative Debt Financing on any other terms which are otherwise materially less favorable, taken as a whole, to Parent and Merger Sub than the terms contained in the Debt Commitment Letter which the New Debt Commitment Letter is replacing or (C) pay any fees or other compensation in any form in excess of those contemplated by the Debt Commitment Letter or the Fee Letter (whether to secure waiver of any conditions contained therein or otherwise).  Parent shall deliver to the Company true and complete copies of all Contracts pursuant to which any such alternative source shall have committed to provide any portion of the Debt Financing other than fee and engagement letters in respect of the Financing (provided, that Parent shall provide such fee letters redacted in a form reasonably satisfactory to such alternative sources).

(v)           Prior to the Effective Time, the Company shall use its reasonable best efforts to provide (and the Company shall use its reasonable best efforts to cause each of its Subsidiaries to use their reasonable best efforts to provide), and shall use its reasonable best efforts to cause its Representatives, including legal and accounting Representatives, to provide, in each case, at Parent’s sole expense (in accordance with the reimbursement provisions below), such cooperation reasonably requested by Parent or Merger Sub and that is customarily provided in connection with arranging and obtaining the Financing or any permitted replacement, amended, modified or alternative financing.  Such cooperation shall include using reasonable best efforts to:

(A)          furnish Parent and Merger Sub and their financing sources as promptly as practicable with (I) (x) audited consolidated balance sheets of the Company and related statements of income, changes in equity and cash flows of for the three (3) most recently completed fiscal years ended at least ninety (90) days prior to the Closing Date and (y) unaudited consolidated balance sheets and related statements of income and cash flows of the Company for each fiscal quarter ending after December 31, 2011 and ending at least forty-five (45) days prior to the Closing Date, which financial statements shall include a comparison to the same quarterly period for the prior year (to the extent available), and in the case of the financial statements referred to in clause (x) and (y) shall be prepared (1) in compliance in all material respects with all applicable requirements of Regulation S-X and Regulation S-K under the Securities Act for offerings of debt securities on a registration statement on Form S-1 and (2) in accordance with GAAP consistently applied, and in a manner that fairly presents, in all material respects, the consolidated financial condition, results of operations, changes in equity and cash flows of the Company and its Subsidiaries as of and for the periods then ended, subject to normal year end adjustments and the absence of footnotes, and shall not be materially inconsistent with the financial statement or forecasts of the Company previously provided by the Company, and (II) all other financial statements, pro forma financial information, financial data, audit reports and other information regarding the business of the Company and its Subsidiaries as may be required under the Debt Commitment Letter or reasonably required by Parent in connection with the Debt Financing or incorporated in any offering document used to syndicate credit facilities of the type to be included in the Debt Financing or in connection with the offering of non-convertible high-yield bonds under Rule 144A promulgated under the Securities Act, in each case assuming that such syndication of credit facilities or offerings of bonds were consummated at the same time during the Company’s fiscal year as such syndication or offerings, including of the type that would be required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering of non-convertible debt securities of the Parent (including for Parent’s preparation of pro forma financial statements), to the extent the same is of the type and form customarily included in an offering memorandum for private placements of non-convertible high-yield bonds under Rule 144A promulgated under the Securities Act (which, for the avoidance of doubt, shall not include any financial statements required by Regulation S-X Rule 3-10 or 3-16 or any Compensation, Discussion and Analysis required by Regulation S-K Item 402(b)), or otherwise necessary to receive from the Company’s independent accountants customary “comfort” (including “negative assurance” comfort) with respect to the financial information to be included in such offering memorandum and which, with respect to any interim financial statements, shall have been reviewed by the Company’s independent accountants as provided in SAS 100 (all such information, the “Required Information”);

(B)          periodically update the Required Information so that, to the Knowledge of the Company, such Required Information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances in which they were made, not misleading (other than information supplied by or on behalf of Parent, Merger Sub or any of their Affiliates);

(C)          participate on reasonable advance notice in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arranger or agents for, and prospective lenders and purchasers of, the Debt Financing and senior management and representatives, with appropriate seniority and expertise, of the Company’s and its Subsidiaries’ business), presentations, road shows, due diligence sessions, drafting sessions and sessions with prospective lenders, investors and rating agencies in connection with the Debt Financing;

(D)          assist with the preparation of materials for rating agencies and rating agency presentations, bank information memoranda, offering documents (including assistance in the preparation of Parent’s pro forma financial statements giving effect to the transactions hereunder), private placement memoranda, offering memoranda and similar documents required in connection with the Debt Financing (and providing reasonable and customary authorization letters to the financing sources authorizing the distribution of information to prospective lenders and containing customary information);

(E)           cooperate with Parent and Merger Sub to satisfy the conditions precedent to the Debt Financing to the extent within the control of the Company and cause the taking of corporate actions (subject to the occurrence of the Closing) by the Company and its Subsidiaries reasonably necessary to permit the completion of the Debt Financing;

(F)           obtain customary accountants’ comfort letters, appraisals and surveys, title insurance and other documentation and items relating to the Debt Financing as reasonably requested by Parent and, if requested by Parent or Merger Sub, cooperate with and assist Parent or Merger Sub in obtaining such documentation and items; and

(G)          provide reasonable assistance to Parent and Merger Sub in obtaining any corporate credit and family ratings from any ratings agencies as contemplated by the Debt Commitment Letter;

provided, that (w) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries, (x) no action, liability or obligation of the Company or any of its Subsidiaries or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing shall be effective until the Effective Time or immediately prior thereto (except for customary authorization letters authorizing the distribution of information to prospective lenders and containing a representation that the public side versions of such documents, if any, do not include material non-public information regarding the Company or any of its Subsidiaries or its or their securities), (y) neither the Company nor any of its Subsidiaries, nor any of their respective Representatives, shall be required to provide any legal opinion or other opinion of counsel prior to the Effective Time in connection with the Financing, and

(z) any bank information memoranda and high-yield offering prospectuses or memoranda required in relation to the Debt Financing shall contain disclosure and financial statements reflecting the Surviving Corporation and/or its Subsidiaries as the obligor; and provided, further, that neither the Company nor any of its Subsidiaries shall be required to pay any commitment fee or other fee or payment to obtain consent or to incur any liability with respect to or cause or permit any Lien to be placed on any of their respective assets in connection with the Debt Financing prior to the Effective Time.

(c)           Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.6 (in an amount not to exceed $3,000,000 (three million dollars)) and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them of any type in connection with the arrangement of any Financing and any information used in connection therewith except with respect to any information prepared or provided by the Company or any of its Subsidiaries or any of their respective Representatives or to the extent such losses, damages, claims, costs or expenses result from the gross negligence or willful misconduct of the Company, any of its Subsidiaries or their respective Representatives, and the foregoing obligations shall survive termination of this Agreement.

(d)           The Company shall use commercially reasonable efforts to promptly provide Parent with an electronic version of the trademarks, service marks and corporate logo of the Company and its Subsidiaries for use in marketing materials for the purpose of facilitating the syndication of the Debt Financing, and hereby consents to the reasonable use of the foregoing in connection with the Debt Financing; provided that such logos are used in a manner that is not intended to harm or disparage the Company or its Subsidiaries or their marks and on such other customary terms and conditions as the Company shall reasonably impose.  All material non-public information provided by the Company or any of its Subsidiaries or any of their Representatives pursuant to this Section 5.6 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub shall be permitted to disclose such information to the financing sources and other potential sources of capital, rating agencies and prospective lenders and investors during syndication of the Financing or any permitted replacement, amended, modified or alternative financing subject to the potential sources of capital, ratings agencies and prospective lenders and investors entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities).

(e)           Nothing in this Section 5.6 shall require such cooperation to the extent it would (i) cause any condition to Closing set forth in Article VI to fail to be satisfied or otherwise cause any breach of this Agreement, (ii) require the Company or any of its Subsidiaries to take any action that will conflict with or violate the Company’s or any if its Subsidiary’s organizational documents or any laws or result in the contravention of, or would reasonably be expected to result in a material violation of, or material default under, any Contract to which the Company or any of its Subsidiaries is a party on the date of this Agreement, unless contingent on the Closing, or (iii) reasonably be expected to result in any officer or director of the Company or any of its Subsidiaries incurring any personal liability that is not contingent upon the Closing.

(f)            Acknowledgement.  Parent and Merger Sub acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, the obligations to perform their respective agreements hereunder, including to consummate the Closing subject to the terms and conditions hereof, are not conditioned on obtaining of the Financing or any alternative Financing or on the performance of any party to any Financing Letter.

5.7          Anti-Takeover Laws.  In the event that any state anti-takeover or other similar law is or becomes applicable to any of the transactions contemplated by this Agreement among the Company, Parent and Merger Sub, the Company, Parent and Merger Sub shall use their respective reasonable best efforts to ensure that the transactions contemplated by this Agreement among the Company, Parent and Merger Sub may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such law on this Agreement and the transactions contemplated hereby among the Company, Parent and Merger Sub.

5.8          Access.  Until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall afford Parent, its Affiliates and its financing sources and their respective financial advisors, business consultants, legal counsel, accountants and other agents and representatives reasonable access during normal business hours, upon reasonable prior notice provided to the Company’s Chief Executive Officer and Chief Financial Officer, to the properties, books and records and personnel of the Company as Parent may reasonably request; provided, however, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable law or regulation requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information; (c) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, such Contract (it being agreed that the Company and Parent shall cooperate in good faith to design and implement alternative procedures to enable Parent to evaluate any such Contract without causing a violation or causing a default thereunder or giving any third party a right to terminate or accelerate the rights thereunder); or (d) such disclosure relates to individual performance or personnel evaluation records, medical histories or other personnel information that in the Company’s good faith opinion could subject the Company or any of its Subsidiaries to liability; and provided, further, that nothing in this Section 5.8 shall be construed to require the Company or its Representatives to prepare any reports, analyses, appraisals, opinions or other information.  Any investigation conducted pursuant to the access contemplated by this Section 5.8 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a material risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries.  Any access to the Company’s properties shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform invasive testing.  The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent, its Affiliates and its financing sources or any of their respective financial advisors, business consultants, legal counsel, accountants and other agents and representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 5.8.

5.9          Section 16(b) Exemption.  Prior to the Effective Time, the Company shall be permitted to take all actions reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is or was a director or executive officer of the Company or other individual subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.10                        Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a)           The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Persons”).  In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the certificates of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the certificates of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and during such six-year period such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable law.

(b)           Without limiting the generality of the provisions of Section 5.10(a), during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, each of Parent and the Surviving Corporation shall, to the fullest extent permitted by applicable law, indemnify and hold harmless each Indemnified Person from and against, and advance reasonable and documented out-of-pocket expenses to each Indemnified Person in respect of, any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates (prior to or at the Effective Time), or (ii) any of the transactions contemplated by this Agreement; provided, however, that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Person delivers to Parent or the Surviving Corporation a written notice asserting a claim for indemnification under this Section 5.10(b), then the claim asserted in such notice shall survive the sixth (6th) anniversary of the Effective Time until such time as such claim is fully and finally resolved.  In the event of any such claim, proceeding, investigation or inquiry, (A) the Surviving Corporation shall have the right to control the defense thereof (it being understood that, by electing to control the defense thereof, subject to the terms and conditions of this Section 5.10(b), the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto); (B) each Indemnified Person shall be entitled to retain his or her own counsel; (C) the Surviving Corporation shall pay the reasonable and documented fees and expenses of outside counsel promptly after statements therefor are received, whether or not the Surviving Corporation elects to control the defense of any such claim, proceeding, investigation or inquiry; and (D) no Indemnified Person shall be liable for any settlement effected without his or her prior express written consent.  Notwithstanding anything to the contrary set forth in this Section 5.10(b) or elsewhere in this Agreement, neither the Surviving Corporation nor any of its Affiliates (including Parent) shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Person under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry.

(c)           During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the D&O Insurance; provided, however, that in satisfying its obligations under this Section 5.10(c), the Surviving Corporation shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the amount paid by the Company for coverage for its last full fiscal year (such three hundred percent (300%) amount, the “Maximum Annual Premium”) (which premiums the Company represents and warrants to be as set forth in Section 5.10(c) of the Company Disclosure Schedule); provided, however, that that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy for such year with the greatest coverage available for a cost not exceeding the Maximum Annual Premium.  Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a six-year “tail” prepaid policy on the D&O Insurance at a cost per year covered for such tail policy not to exceed the Maximum Annual Premium.  In the event that the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of the Surviving Corporation (and Parent) under the first sentence of this Section 5.10(c) for the full term of such “tail” policy.

(d)           If the Surviving Corporation or Parent or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations of the Surviving Corporation or Parent, as the case may be, set forth in this Section 5.10.

(e)           The obligations set forth in this Section 5.10 shall not be terminated, amended or otherwise modified in any material manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 5.10(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 5.10(c) (and their heirs and representatives).  Each of the Indemnified Persons or other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 5.10(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 5.10, with full rights of enforcement against the Surviving Corporation and Parent as if a party thereto.  The rights of the Indemnified Persons (and other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 5.10(c) (and their heirs and representatives)) under this Section 5.10 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable law (whether at law or in equity).

(f)            Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.10 is not prior to or in substitution for any such claims under such policies.

5.11                        Employee Matters.

(a)           From and after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) honor the Employee Plans set forth on Schedule 5.11 (the “Continuing Plans”) in accordance with their terms as in effect immediately prior to the Effective Time, provided that nothing in this sentence shall prohibit the Surviving Corporation from amending or terminating any such Employee Plans, arrangements or agreements in accordance with their terms or if otherwise required by applicable law.

(b)           The Surviving Corporation or one of its Subsidiaries shall (and Parent shall cause the Surviving Corporation or one of its Subsidiaries to) continue employment immediately following the Effective Time by the Surviving Corporation or one of its Subsidiaries of all employees of the Company and its Subsidiaries as of the Effective Time, subject to Section 5.11(d) hereof.  For the period beginning on the Effective Time and ending on December 31, 2012 (the “Continuation Period”), the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) provide to the Continuing Employees who remain employed for the requisite period either (i) compensation and benefits arrangements (but excluding equity based benefits) that are no less favorable in the aggregate than the compensation and benefits arrangements provided to such Continuing Employee immediately prior to the Effective Time; or (ii) compensation and benefits arrangements (other than equity based benefits) to each Continuing Employee that are no less favorable in the aggregate than the compensation and benefits (other than equity based benefits) provided to similarly-situated employees of Parent; or (iii) provide some combination of (i) and (ii) above; provided that in each case each Continuing Employee receives compensation and benefits arrangements (other than equity based benefits) that, taken as a whole, are no less favorable in the aggregate than the compensation and benefits arrangements (other than equity based benefits) provided to such Continuing Employee immediately prior to the Effective Time.

(c)           During the Continuation Period, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) use commercially reasonable efforts cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate and vesting under any 401(k) plan in which such Continuing Employee becomes eligible to participate and, solely for purposes of vacation accrual and severance pay, benefit entitlement to the same extent recognized by the Company and its Subsidiaries under an analogous Employee Plan; provided, however, that such service need not be credited under any equity-based or non-qualified deferred compensation plan or arrangement or to the extent that it would result in duplication of coverage or benefits.  In addition, and without limiting the generality of the foregoing:  (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all employee benefit plans sponsored by the Surviving Corporation and its Subsidiaries (such plans, collectively, the “New Plans”) to the extent coverage under any such New Plan replaces coverage in the plan year in which the Effective Time occurs under an Employee Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, or vision benefits to any Continuing Employee, the Surviving Corporation shall use commercially reasonable efforts to cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived in the plan year in which the Effective Time occurs for such Continuing Employee and his or her covered dependents to the extent waived or satisfied under the corresponding Old Plan as of the Effective Time, and the Surviving Corporation shall use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins in the plan year in which the Effective Time occurs to be given credit under such New Plan for purposes of satisfying all deductible, co-pay, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan to the extent such requirements would have been given credit under the applicable Old Plan.  Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time to the extent reflected as a working capital liability on the Company’s balance sheet

(d)           No provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent or the Surviving Corporation or any of their Affiliates to terminate, any Continuing Employee at any time and for any or no reason, subject to the terms of any employment agreements between Continuing

Employees and the Company that govern termination of such employees following a change in control; (ii) alter or limit the right of Parent, the Surviving Corporation or any of their respective Subsidiaries to amend, modify or terminate any benefit or compensation plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by the Surviving Corporation or any Subsidiary; (iii) create any third-party beneficiary rights or obligations in any Person (including any Continuing Employee or any dependent or beneficiary thereof) other than the parties to this Agreement; or (iv) establish, amend or modify any benefit or compensation plan, program, agreement, contract or arrangement.

5.12        Obligations of Parent in respect of Merger Sub and Surviving Corporation.  Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.  In furtherance of and without limiting the foregoing, promptly following execution of this Agreement, Parent, acting in its capacity as the sole stockholder of Merger Sub, shall adopt this Agreement.

5.13        Notification of Certain Matters.

(a)           At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall give prompt notice to Parent upon becoming aware that any representation made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case such that it would result in a failure of the conditions set forth in Section 6.2(a) or Section 6.2(b); provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder; and provided, further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 5.13(a).

(b)           At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, Parent shall give prompt notice to the Company upon becoming aware that any representation or warranty made by Parent or Merger Sub in this Agreement has become untrue or inaccurate in any material respect, or of any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case such that it would result in a failure of the conditions set forth in Section 6.3(a) or Section 6.3(b); provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of Parent or Merger Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder; and provided, further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to the Company pursuant to this Section 5.13(b).

5.14        Public Statements and Disclosure.  Neither the Company, on the one hand, nor Parent and Merger Sub, on the other hand, or any of their respective Affiliates, shall issue any public release or make any public announcement or disclosure concerning this Agreement or the Merger without the prior written consent of the other parties (which consent shall not be unreasonably withheld, delayed or conditioned), except as such release, announcement or disclosure may, after consultation with outside counsel, be required by applicable law or the rules or regulations of any applicable securities exchange or regulatory or Governmental Authority to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party); provided, however, that the restrictions set forth in this Section 5.14 shall not apply to any release, announcement or disclosure made or proposed to be made by the Company pursuant to Section 4.3.  The Company and Parent have agreed upon the form of a joint press release announcing the Merger and the execution of this Agreement.

5.15        Company Stockholder, Director and Management Arrangements.  Except to the extent expressly authorized by the Company Board, the Transaction Committee or any other authorized committee of the Company Board in advance, prior to the Effective Time, none of Parent, Merger Sub or any of their respective Affiliates shall enter into any Contract, and none of Parent, Merger Sub or any of their respective Affiliates shall make or enter into any formal or informal arrangements or other understandings (whether or not binding), with any Company Stockholder, or any director or officer of the Company, relating (a) to this Agreement, the Merger or any other transactions contemplated by this Agreement, including as to any investment to be made in, or contributions to be made to, Parent or Merger Sub, or (b) to the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Closing.  The foregoing shall not apply to syndication of the Debt Financing to any Company Stockholder.

5.16        Transaction Litigation.  In furtherance and not in limitation of the other covenants of the parties to this Agreement contained herein, the Company shall reasonably cooperate with Parent in connection with, and permit Parent and its directors, officers, employees, attorneys and agents to participate in, the defense, negotiation or settlement of any litigation commenced or threatened against any party to this Agreement or any of its Affiliates by any Governmental Authority or any Person relating to, arising out of or involving this Agreement, the Merger or any of the other transactions contemplated hereby or that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Merger and the other transactions contemplated by this Agreement (“Transaction Litigation”). The Company shall not, and shall not permit any of its Subsidiaries nor any of its or their directors, officers, employees, attorneys or agents to, compromise, settle, come to an arrangement regarding or agree to compromise settle or come to an arrangement regarding any Transaction Litigation hereby or consent thereto unless Parent shall otherwise consent in writing, such consent not to be unreasonably conditioned, withheld or delayed; provided, that after receipt of the Company Stockholder Approval, the Company shall cooperate with Parent and, if requested by Parent and at Parent’s sole cost and expense, use its reasonable best efforts to settle any unresolved Transaction Litigation in accordance with Parent’s direction.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1          Conditions to Each Party’s Obligations to Effect the Merger.  The respective obligations of Parent, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver by each party hereto (where permissible under applicable law) at or prior to the Effective Time, of each of the following conditions:

(a)           Requisite Stockholder Approval.  The Requisite Stockholder Approval shall have been obtained.

(b)           Antitrust Approval.  The waiting period (and extensions thereof) applicable to the Merger under the HSR Act and any foreign antitrust laws or investment act laws shall have expired or been terminated.

(c)           No Prohibitive Laws or Injunctions.  No Governmental Authority of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any law, order, injunction, rule, regulation or decree that is in effect and renders the Merger illegal in the United States or any State thereof, or prohibits, enjoins or otherwise prevents the Merger in the United States or any State thereof.

(d)           Communications Matters.  The FCC Approvals and the consents of any other Governmental Authority (other than the State PUC Approvals and the LFA Approvals), in each case as set forth in Section 6.1(d) of the Company Disclosure Schedule, shall have been granted and any conditions therein shall have been satisfied, and shall each be in full force and effect.

6.2          Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction or, to the extent permitted by applicable law, waiver prior to the Effective Time of each of the following conditions, any of which may be waived, to the extent permitted by applicable law, exclusively by Parent:

(a)                                 Representations and Warranties.

(i)            The representations and warranties of the Company set forth in Sections 2.3, 2.7, 2.29 and 2.31 of this Agreement shall be true and correct in all material respects as of the date hereof and on and as of the Closing Date with the same force and effect as if made on and as of such date; and

(ii)           all other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (without giving effect to any materiality, “Company Material Adverse Effect” or similar qualifications set forth therein) as of the date hereof and on and as of the Closing Date with the same force and effect as if made on and as of such date (other than such representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct only as of such particular date), except for any failure to be so true and correct which has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects the covenants, obligations and agreements that are to be performed by it under this Agreement prior to the Effective Time.

(c)           Officer’s Certificate.  Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized officer thereof, certifying that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

(d)           Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

(e)           Communications Matters.  The (i) State PUC Approvals and (ii) LFA Approvals, in each case as set forth in Section 6.2(e) of the Company Disclosure Schedule, shall have been granted and any conditions therein shall have been satisfied, and shall each be in full force and effect.

(f)            FIRPTA Certificate. Parent and Merger Sub shall have received a certificate stating that the Company is not, and has not been at any time during the period described in Section 897(c)(1)(A)(ii)(II) of the Code, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code, dated as of the Closing Date and in form and substance required under Treas. Reg. § 1.897-2(h), together with evidence that the Company has provided notice to the IRS in accordance with the provisions of Treas. Reg. § 1.897-2(h)(2).

6.3          Conditions to the Company’s Obligations to Effect the Merger.  The obligations of the Company to consummate the Merger shall be subject to the satisfaction or, to the extent permitted by applicable law, waiver prior to the Effective Time of each of the following conditions, any of which may be waived, to the extent permitted by applicable law, exclusively by the Company:

(a)           Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except (i) for any failure to be true and correct that has not had or would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and (ii) for those representations and warranties that address matters only as of a particular date, which representations shall have been true and correct only as of such particular date, except for any failure to be true and correct as of such particular date that has not had or would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects the covenants, obligations and agreements that are to be performed by them under this Agreement prior to the Effective Time.

(c)           Officer’s Certificate.  The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1          Termination.  This Agreement may be validly terminated at any time prior to the Effective Time, except as otherwise provided below whether before or after receipt of the Requisite Stockholder Approval, only as follows (it being understood and hereby agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)           by mutual written agreement of Parent and the Company; or

(b)           by either Parent or the Company, in the event that any Governmental Authority of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced a law, order, injunction, rule, regulation or decree that is in effect at the time of such termination and renders the Merger illegal in the United States or any State thereof at the time of such termination, or that prohibits, prevents or otherwise enjoins the Merger in the United States or any State thereof; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall have used its commercially reasonable efforts to contest, appeal and remove the foregoing; or

(c)           by either Parent or the Company, in the event that the Effective Time shall not have occurred by 5:00 p.m. (New York time) on October 18, 2012 (such date and time being referred to herein as the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available (i) at any time during which any Legal Proceeding is pending between the Company and Parent (or any of its Affiliates) in connection with this Agreement or any of the transactions contemplated hereby or (ii) to any party hereto whose actions or omissions in violation of this Agreement have been the cause of, or resulted in, either (A) the failure to satisfy the conditions to the obligations of the terminating party set forth in Article VI to consummate the Merger prior to the Termination Date or (B) the failure of the Effective Time to have occurred prior to the Termination Date or the failure of the Marketing Period to have been completed prior to the Termination Date; or

(d)           by either Parent or the Company, in the event that the Requisite Stockholder Approval shall not have been obtained at the meeting of Company Stockholders at which a vote is taken on the adoption of this Agreement; or

(e)           by Parent, in the event that (i) neither Parent nor Merger Sub is in material breach of its respective representations, warranties, covenants, obligations and agreements under this Agreement such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied, and (ii) either (x) any of the representations and warranties of the Company herein are or become untrue or incorrect such that the condition set forth in Section 6.2(a) would not be satisfied, or (y) the Company shall have materially breached or failed to perform any of its covenants, obligations or agreements in this Agreement such that the condition set forth in Section 6.2(b) would not be satisfied and in either case, the Company shall have failed to cure such material breach within the earlier of the Termination Date or thirty (30) Business Days after the Company has received written notice of such breach or failure to perform from Parent or immediately upon giving notice if such breach cannot be cured within thirty (30) Business Days (it being understood that if such breach is curable within thirty (30) Business Days Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(e) in respect of the breach set forth in any such written notice (A) at any time during such thirty (30) Business Day period, and (B) at any time after such thirty (30) Business Day period if the Company shall have cured such breach during such thirty (30) Business Day period); provided, however, that such thirty (30) Business Day cure period shall not apply to the Company’s obligation to consummate the Closing in accordance with Section 1.3; or

(f)            by Parent, at any time prior to the receipt of the Requisite Stockholder Approval, in the event that (i) the Company Board shall have effected a Company Board Recommendation Change (provided that Parent’s right to terminate this Agreement pursuant to this Section 7.1(f) in respect of a Company Board Recommendation Change will expire ten (10) Business Days after the date on which Parent receives notice from the Company of such Company Board Recommendation Change); or (ii) a tender or exchange offer for Company Common Stock that would, if consummated in accordance with its terms, constitute a Competing Alternative Transaction is commenced by a Person unaffiliated with Parent and, within ten (10) Business Days after the public announcement of the commencement of such tender or exchange offer, the Company shall not have issued a public statement (and filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act) reaffirming the Company Board Recommendation and recommending that the Company Stockholders reject such tender or exchange offer and not tender any shares of Company Common Stock into such tender or exchange offer; or

(g)           by the Company, in the event that (i) the Company is not in material breach of its representations, warranties, covenants, obligations and agreements under this Agreement such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied and (ii) either (x) any of the representations and warranties of Parent or Merger Sub herein are or become untrue or incorrect such that the condition set forth in Section 6.3(a) would not be satisfied, or (y) Parent and/or Merger Sub shall have materially breached or failed to perform any of their respective covenants, obligations or agreements in this Agreement such that the conditions set forth in Section 6.3(b) could not be satisfied and in either case, Parent or Merger Sub shall have failed to cure such material breach or failure to perform within the earlier of (1) the Termination Date or (2) the latest to occur of (A) the date that is thirty (30) Business Days following receipt by Parent and Merger Sub of written notice of such breach or (B) the expiration of the Marketing Period (such earliest date, the “Breach Termination Date”) or immediately upon receipt of such notice if such breach cannot be cured prior to the Breach Termination Date; provided that, in any case, if such breach is curable on or prior to the Breach Termination Date, the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g) in respect of the breach set forth in any such written notice (A) at any time during the period beginning on the date of receipt by Parent and Merger Sub of written notice of such breach and ending at 10:00 a.m. (New York Time) on the Breach Termination Date (such period, the “Breach Cure Period”) and (B) at any time after the Breach Cure Period if Parent and/or Merger Sub shall have cured such breach during the Breach Cure Period; provided, however, that such Breach Cure Period shall not apply to Parent and Merger Sub’s obligation to consummate the Closing in accordance with Section 1.3; or

(h)           by the Company, at any time prior to the receipt of the Requisite Stockholder Approval, after the Company shall have received a Superior Proposal and in order for the Company to enter into a merger agreement, acquisition agreement, purchase agreement or other similar definitive agreement with respect to such Superior Proposal, in each case to the extent permitted by, and subject to complying with, Section 4.3; provided, however, that this Agreement may not be so terminated unless the payment required by Section 7.3(b)(iii) is made in full to Parent substantially concurrently with the occurrence of such termination and the entry into such definitive agreement with respect to such Superior Proposal, and in the event that such definitive agreement is not substantially concurrently entered into and such payment is not concurrently made, such termination shall be null and void; or

(i)            by the Company, in the event (A) the conditions to Closing set forth in Section 6.1 and Section 6.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing and that would be capable of being satisfied if there were a Closing), (B) the Company has irrevocably confirmed by written notice to Parent that (I) all closing conditions set forth in Section 6.1 and Section 6.3 have been satisfied or that the Company is willing to waive any unsatisfied closing conditions set forth in Section 6.1 and Section 6.3 (to the extent such conditions are waivable under this Agreement) and (II) it is prepared to consummate the Closing, (C) Parent and Merger Sub have failed to consummate the Closing on the date the Closing should have occurred pursuant to Section 1.3 and (D) the Company is ready, willing and able to consummate the Merger; or

(j)            by Parent, at any time prior to the receipt of the Requisite Stockholder Approval, if the Company, the Company Board or any committee thereof shall have materially breached (or shall have been deemed pursuant to the last sentence of Section 4.3(a) to have materially breached) Section 4.3 (other than any immaterial or inadvertent breaches thereof not intended to result in an Alternative Transaction Proposal).

The party hereto terminating this Agreement pursuant to this Section 7.1 shall deliver prompt written notice thereof to the other parties hereto setting forth the provision of this Section 7.1 pursuant to which this Agreement is being terminated.

7.2          Notice of Termination; Effect of Termination.  Any valid termination of this Agreement pursuant to Section 7.1 shall be effective immediately upon the delivery of written notice by the terminating party to the other party or parties hereto, as applicable.  In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall be of no further force or effect, and any liability of the Parent Parties, on the one hand, or the Company Parties, on the  other hand, shall not survive termination of this Agreement; provided, that the terms of the last two sentences of Section 5.2(c), Section 5.6(c), Section 5.14, this Section 7.2, Section 7.3, Article VIII and Article IX shall survive the termination of this Agreement.  In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

7.3          Fees and Expenses.

(a)                                 General.  Except as set forth in Section 5.2 or this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated.

(b)                                 Company Payments.

(i)            In the event that (A) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 7.1(d) or Section 7.1(e) (I) a Company Board Recommendation Change occurs or (II) a Competing Alternative Transaction shall have been publicly announced by any Person other than Parent or Merger Sub and not withdrawn or otherwise abandoned, (B) this Agreement is validly terminated pursuant to Section 7.1(d) or Section 7.1(e), and (C) within twelve (12) months following the termination of this Agreement pursuant to Section 7.1(d) or Section 7.1(e), either a Competing Alternative Transaction is consummated or the Company enters into a definitive agreement providing for a Competing Alternative Transaction and, whether or not during such twelve-month period, such Competing Alternative Transaction is subsequently consummated, then the Company shall pay to Parent the Company Termination Fee as reduced, if applicable, by an amount equal to the amount of Parent Expenses previously paid by the Company pursuant to Section 7.3(b)(ii), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, concurrently with the consummation of such Competing Alternative Transaction.

(ii)           In the event that this Agreement is validly terminated pursuant to Section 7.1(d) then, at the time of such termination, the Company shall pay to Parent an amount equal to the reasonable and documented out of pocket fees and expenses incurred by Parent or Merger Sub in connection with this Agreement and the transactions contemplated hereby, including without limitation any commitment fees and the reasonable and documented out of pocket fees and expenses (including all reasonable and documented fees and expenses of outside counsel, accountants, investment bankers, experts and consultants to Parent or Merger Sub) incurred by or on behalf of Parent or Merger Sub in connection with the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (the “Parent Expenses”); provided, however, that the amount of Parent Expenses required to be paid under this Section 7.3(b)(ii) shall not exceed $4,500,000 (four million five-hundred thousand dollars) in the aggregate.  In the event that the Company Termination Fee later becomes payable by the Company pursuant to Section 7.3(b)(i) after the termination of this Agreement pursuant to Section 7.1(d), then the Parent Expenses to the extent previously paid by the Company pursuant to this Section 7.3(b)(ii) shall be credited against the Company Termination Fee then payable.

(iii)          In the event that this Agreement is validly terminated pursuant to Section 7.1(f), Section 7.1(h) or Section 7.1(j), the Company shall pay to Parent the Company Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, substantially concurrently with the occurrence of such termination.

(c)                                  Parent Termination Fee.  In the event that this Agreement is validly terminated pursuant to Section 7.1(g) or Section 7.1(i), then Parent shall pay or cause to be paid the Parent Termination Fee to the Company promptly, and in any event within two (2) Business Days following such termination, by wire transfer of same day funds to one or more accounts designated by the Company.

(d)                                 Single Payment Only.  The parties hereto acknowledge and hereby agree that in no event shall (i) the Company be required to pay the Company Termination Fee on more than one occasion or (ii) Parent be required to pay, or to cause to be paid, the Parent Termination Fee on more than one occasion, in each case whether nor not the Company Termination Fee or Parent Termination Fee, as applicable, may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(e)                                  Limitation of Liability.

(i)            Parent’s receipt of the Company Termination Fee and, if applicable, reimbursement of expenses from the Company pursuant to Section 7.3(b) shall, subject to Section 7.3(f) and Section 8.8, be the sole and exclusive remedy of Parent and Merger Sub against the Company, its Subsidiaries and each of their respective former, current and future directors, officers, employees, agents, general and limited partners, managers, members, stockholders, Affiliates and assignees and each former, current or future director, officer, employee, agent, stockholder, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing (collectively, the “Company Parties”) in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, or otherwise) or otherwise, and upon payment of such Company Termination Fee no Company Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby and thereby.

(ii)           Notwithstanding anything in this Agreement, the Equity Financing Letter and the Debt Commitment Letter to the contrary, in the event that Parent or Merger Sub fail to effect the Closing for any reason or no reason or any of them otherwise breaches this Agreement (or any representation, warranty or covenant hereof) (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) then, except for the right of the Company to seek an injunction or injunctions, specific performance or other equitable relief pursuant to, and only to the extent expressly permitted by, Section 8.8, the Company’s right to receive the Parent Termination Fee from Parent pursuant to Section 7.3(c), together with the reimbursement and indemnification obligations of Parent under Section 5.6(c), the guarantee thereof pursuant to the Guarantee, and any amounts payable under Section 7.3(f) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any of the Company Parties for damages (whether at law, in equity, in contract, in tort or otherwise) against (A) Parent and its Subsidiaries (including Merger Sub), (B) the former, current or future holders of any direct or indirect equity, partnership or limited liability company interest of Parent or Merger Sub, (C) any lender, prospective lender, arranger or agent of or under the Debt Financing or any of their respective former, current or future equityholders, (D) any holders or future holders of any capital stock or other equity interest (including any options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units with respect to such interest or stock) of Parent or Merger Sub, and (E) controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of any of the foregoing (collectively, the “Parent Parties,” and each, a “Parent Party”) in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, or otherwise) or otherwise and , in such circumstances when the Parent Termination Fee is due and payable hereunder by Parent, upon payment of such Parent Termination Fee, no Parent Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby and thereby.  The provisions of this Section 7.3(e)(ii) are intended to be for the benefit of, and shall be enforceable by, each Parent Party.

(f)                                   Costs of Recovery.  The parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement and that any amounts payable pursuant to this Section 7.3(f) do not constitute a penalty but constitute payment of liquidated damages and that the harmed party’s liquidated damages amount is reasonable in light of the substantial but indeterminate harm anticipated to be caused by such other party’s breach or default under this Agreement, the difficulty of proof of loss and damages, the inconvenience and non-feasibility of otherwise obtaining an adequate remedy, and the value of the transactions to be consummated hereunder; accordingly, if the Company fails to promptly pay the amount due pursuant to Section 7.3(b) or Parent fails to promptly pay the amount due pursuant to Section 7.3(c), and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amount set forth in Section 7.3(b) or any portion thereof or a judgment against Parent for the amount set forth in Section 7.3(c) or any portion thereof, the Company shall pay to Parent or Merger Sub, on the one hand, or Parent shall pay or cause to be paid to the Company, on the other hand, (i) its reasonable, out-of-pocket costs and expenses (including reasonable out-of-pocket attorneys’ fees) incurred in connection with such suit and (ii) interest on the amount payable pursuant to such judgment at the prime rate of Citibank N.A. in effect on the date of payment, with such interest being payable in respect of the period from the date that payment was originally required to be made pursuant to Section 7.3(b) or Section 7.3(c) of this Agreement, as applicable, through the date of payment.

ARTICLE VIII

GENERAL PROVISIONS

8.1                               Survival of Representations, Warranties and Covenants.  The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the

Effective Time shall so survive the Effective Time in accordance with their respective terms.  The Guarantee shall survive the termination of this Agreement in accordance with its terms.

8.2                               Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) four (4) business days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) business day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) immediately upon delivery by hand or by facsimile (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

(a)                                 if to Parent or Merger Sub, to:

WideOpenWest Finance, LLC
c/o WideOpenWest Holdings, LLC
259 East Michigan Ave., Suite 206
Kalamazoo, MI 49007
Attention: Steve Cochran and Craig Martin

with a copy (which shall not constitute notice) to:

Avista Capital Partners
65 East 55th Street, 18th Floor
New York, NY 10022
Attention: David Burgstahler, Brendan Scollans and Ben Silbert

and

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention: Kirk A. Radke and Joshua Kogan
Telecopy No.: (212) 446-6460

(b)                                 if to the Company (prior to the Effective Time), to:

Knology, Inc.

1241 O.G. Skinner Drive

West Point, GA 31833

Attention:  Chad S. Wachter

with copies (which shall not constitute notice) to:

Hogan Lovells US LLP

Columbia Square

555 Thirteenth Street

Washington, DC  20004

Attention:                 Joseph E. Gilligan, Steven M. Kaufman and Paul D. Manca

Telecopy No.:  (202) 637-5910

8.3                               Assignment.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, however, that each of Parent and Merger Sub shall have the right to assign all or any portion of its rights and obligations under this Agreement (a) from and after the Effective Time, in connection with a merger or consolidation involving Parent or other disposition of all or substantially all of the assets of Parent or the Surviving Corporation, or (b) from and after the Effective Time, to any lender providing financing to Parent or the Surviving Corporation or any of their Affiliates, for collateral security purposes, and any such lender may exercise all of the rights and remedies of Parent hereunder.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.4                               Confidentiality.  Parent, Merger Sub and the Company hereby acknowledge that an Affiliate of Parent and the Company have previously executed a Confidentiality Agreement, dated February 22, 2012 (as amended, the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms.  The restrictions on Parent and Merger Sub contained in the Confidentiality Agreement are hereby waived by the Company to the extent necessary to permit Parent and Merger Sub to consummate the transactions contemplated by this Agreement and/or to comply with their obligations or exercise their rights or legal remedies under this Agreement (including, for the avoidance of doubt, Section 4.3(d)).

8.5                               Entire Agreement.  This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Schedule, the Guarantee and the Equity Financing Letter, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.  EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND MERGER SUB, ON THE ONE HAND, NOR THE COMPANY, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

8.6                               Third Party Beneficiaries.  This Agreement is not intended to, and shall not, confer upon any Person that is not a party hereto any rights or remedies hereunder, except (a) as set forth in or contemplated by the terms and provisions of Section 5.10, (b) with respect to the reimbursement and indemnification obligations of Parent under Section 5.6(c), (c) after the Effective Time, the rights of holders of shares of the Company Common Stock to receive the merger consideration set forth in Article I and (d) that each of the Parent Parties shall be intended third party beneficiaries of Sections 7.3(e)(ii), 8.5, 8.6, 8.8, 8.9, 8.10, 8.11 and 8.14 and shall be entitled to enforce such provisions directly (and no amendment or modification of such provisions or related definitions in respect of any of the Parent Parties may be made without the prior written consent of such Parent Parties).

8.7                               Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.8                               Remedies.

(a)                                 The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages.  Accordingly, the parties hereto acknowledge and hereby agree that, unless this Agreement has been terminated in accordance with Article VII, in the event of any breach or threatened breach by the Company, on the one hand, or Parent and Merger Sub, on the other hand, of any of their respective covenants, obligations or agreements set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall, subject to the following sentence, be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of the other under this Agreement.  Notwithstanding anything to the contrary herein, it is explicitly agreed that (i) the Company shall not be entitled to seek specific performance of Parent’s obligation to cause the Equity Financing to be funded to fund the Merger (including by requiring Parent and/or Merger Sub to file one or more lawsuits against the Guarantors or any Equity Financing Source to fully enforce the obligations of the Guarantors under the Guarantee and of the Equity Financing Source under the Equity Financing Letter and Parent’s and/or Merger Sub’s rights thereunder) or cause the Merger to be consummated or the payments required to be made pursuant to Article I, unless: (A) all conditions in Section 6.1 and Section 6.2 (other than those conditions that by their nature are to be satisfied at the Closing and that would be capable of being satisfied if there were a Closing) have been satisfied, (B) the financing provided for by the Debt Commitment Letter (or, if alternative financing is being used in accordance with Section 5.6, pursuant to the commitments with respect thereto), has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, (C) the Company has irrevocably confirmed in a written notice to Parent that if specific performance is granted pursuant to this Section 8.8 and the Equity Financing and Debt Financing are funded, then the Company is ready, willing and able to consummate the Merger and (D) Parent and Merger Sub are required to complete the Closing pursuant to Section 1.3, and Parent and Merger Sub have not completed the Closing; and (ii) the Company shall not be entitled to seek specific performance to cause Parent and Merger Sub to enforce the terms of the Debt Commitment Letter, including by demanding Parent and/or Merger Sub to file one or more lawsuits against the sources of the Debt Financing to fully enforce such sources’ obligations thereunder and Parent’s and/or Merger Sub’s rights thereunder, unless (A) all of the conditions in Section 6.1 and Section 6.2 (other than those conditions that by their nature are to be satisfied at the Closing and that would be capable of being satisfied if there were a Closing) have been satisfied, (B) all of the conditions to the consummation of the Debt Financing have been satisfied (or, with respect to certificates to be delivered at the consummation of the Debt Financing, are capable of being satisfied upon consummation) and (C) Parent and Merger Sub are required to complete the Closing pursuant to Section 1.3, and Parent and Merger Sub have not completed the Closing.

(b)                                 Each of the parties hereto agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by the other parties hereto (as applicable) and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the parties under this Agreement.  The parties hereto further agree that (i) by seeking the remedies provided for in Section 8.8(a), a party shall not in any respect waive its right to seek payment of the Company Termination Fee or the Parent Termination Fee in the event that this Agreement has not been terminated and in the event that the remedies provided for in Section 8.8(a) are not available or otherwise are not granted, (ii) nothing set forth in this Section 8.8(b) shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under Section 8.8(a) as a condition of exercising any termination right under Article VII, and (iii) the commencement of any Legal Proceeding pursuant to Section 8.8(a) shall not restrict or limit any party’s right to terminate this Agreement that may be available then or thereafter, except to the extent such right to terminate this Agreement is expressly prohibited in Section 7.1(c).  Any party seeking an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement or to enforce by specific performance the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

8.9                               Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving regard to any principles of conflicts of law thereof to the extent they would result in the application of the laws of another jurisdiction.  Notwithstanding the foregoing or any other provision herein, each of the parties hereto hereby agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the providers of the Debt Financing contemplated in the Debt Commitment Letter, or any of its Representatives, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, without limitation, any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction located within the City of New York, New York, whether a state or federal court, and that the provisions of Section 8.11 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim.

8.10                        Consent to Jurisdiction.  Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, the Equity Financing Letter and the Guarantee, for and on behalf of itself or any of its properties or assets, in accordance with this Section 8.10 or in such other manner as may be permitted by applicable law, and nothing in this Section 8.10 shall affect the right of any party to serve legal process in any other manner permitted by applicable law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware (the “Chancery Court “) and any state appellate court therefrom located within the State of Delaware (or, only if the Chancery Court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in the event any dispute or controversy arises out of this Agreement, the Equity Financing Letter, the Guarantee or the transactions contemplated hereby or thereby, or for recognition and enforcement of any judgment in respect thereof; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any actions or proceedings arising in connection with this Agreement, the Equity Financing Letter, the Guarantee or the transactions contemplated hereby or thereby shall be brought, tried and determined only in the Chancery Court and any state appellate court therefrom located within the State of Delaware (or, only if the Chancery Court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware); (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it will not bring any action relating to this Agreement, the Equity Financing Letter, the Guarantee or the transactions contemplated hereby or thereby in any court other than the aforesaid courts.  Each of Parent, Merger Sub and the Company agrees that a final non-appealable judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

8.11                        WAIVER OF JURY TRIAL.  EACH OF PARENT, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE EQUITY FINANCING LETTER, THE GUARANTEE OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

8.12                        Company Disclosure Schedule References.  The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding section or subsection of this Agreement, and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.  The parties hereto further agree that the mere inclusion of an item in the Company Disclosure Schedule as an exception to the representations and warranties (or covenants as applicable) of the Company shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Company Material Adverse Effect.

8.13                        Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.  Signatures transmitted by facsimile or portable document format shall be accepted as originals for all purposes of this Agreement.

8.14                        Amendment.  Subject to applicable law and subject to the other provisions of this Agreement, including Section 8.6, this Agreement may be amended by the parties hereto at any time, whether before or after receipt of the Requisite Stockholder Approval, by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that the Company has received the Requisite Stockholder Approval, no amendment shall be made to this Agreement that requires the approval of such Company Stockholders under the DGCL without such approval.

8.15                        Extension; Waiver.  At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent allowed by law and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein; provided, however, that, after receipt of the Requisite Stockholder Approval, there may not be any extension or waiver of this Agreement which by applicable law, or in accordance with the rules of any relevant stock exchange, requires further approval of the Company’s stockholders.  Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable.  Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE IX

DEFINITIONS & INTERPRETATIONS

9.1                               Certain Definitions.  For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

(a)                                 “Acceptable Confidentiality Agreement” shall mean any customary confidentiality agreement that contains provisions that are no less favorable in any material respect to the Company than those contained in the Confidentiality Agreement.

(b)                                 “Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.  For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

(c)                                  “Alternative Transaction” with respect to the Company, shall mean, other than the Merger, any of the following transactions: (i) any transaction or series of related transactions with one or more third Persons involving: (A) any purchase from the Company or acquisition (whether by way of a merger, share exchange, consolidation, business combination, joint venture, consolidation or similar transaction) by any Person or “group” of Persons (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 20% interest in the total securities of any class of outstanding voting or equity securities of the Company or any of its Subsidiaries or any tender offer (including a self-tender) or exchange offer that if consummated would result in any Person or group of Persons beneficially owning 20% or more of the total securities of any class of outstanding voting or equity securities of the Company or any of its Subsidiaries or any merger, consolidation, business combination, joint venture or similar transaction involving the Company or any of its Subsidiaries, or (B) any sale, lease exchange, transfer, license, acquisition or disposition of more than 20% of the fair market value of the assets, net income, net revenues or cash flows of the Company and its Subsidiaries, on a consolidated basis, immediately prior to such transaction, (ii) any liquidation or dissolution of the Company, or (iii) any combination of the foregoing.

(d)                                 “Alternative Transaction Proposal” shall mean any offer, inquiry, proposal or indication of interest (whether binding or nonbinding) to any Person or its stockholders relating to an Alternative Transaction.

(e)                                  “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

(f)                                   “Audited Company Balance Sheet” shall mean the consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2011 set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2011.

(g)                                  “Business Day” shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York, or is a day on which banking institutions located in the State of New York are authorized or required by law or other governmental action to close.

(h)                                 “COBRA” shall mean Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state law.

(i)                                     “Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, or any successor statutes, rules and regulations thereto.

(j)                                    “Company Board” shall mean the Board of Directors of the Company.

(k)                                 “Company Capital Stock” shall mean the Company Common Stock, the Company Non-Voting Common Stock and the Company Preferred Stock.

(l)                                     “Company Common Stock” shall mean the Common Stock, par value $0.01 per share, of the Company.

(m)                             “Company Intellectual Property” shall mean Intellectual Property that is necessary for and material to the conduct of the business of the Company and its Subsidiaries as of the date hereof.

(n)                                 “Company Material Adverse Effect” shall mean any change, event, violation, inaccuracy, effect or circumstance (each, an “Effect”) that, individually or in the aggregate, is or would reasonably be expected (i) to be materially adverse to the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) to have a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby; provided, however, that no Effect (by itself or when aggregated or taken together with any and all other Effects) with respect to clause (i) only, to the extent resulting from, arising out of or attributable to, any of the following shall be deemed to be or constitute a “Company Material Adverse Effect,” or shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur (except in the case of Sections 9.1(n)(i) through 9.1(n)(v), to the extent that the Effect on the Company and its Subsidiaries is materially disproportionate to the Effect on other participants in the industries in which the Company and its Subsidiaries operate, including the video, voice, data and advanced communications services industry generally):

(i)                                     changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally;

(ii)                                  changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii)                               changes in conditions generally affecting the industries in which the Company and its Subsidiaries conduct business, including changes in conditions in the video, voice, data and advanced communications services industry generally;

(iv)                              changes in political conditions in the United States or any other country or region in the world, acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism), earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events, in each case in the United States or any other country or region in the world;

(v)                                 changes in law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof) applicable to the industries in which the Company or its Subsidiaries operates, including the video, voice, data and advanced communications services industry generally;

(vi)                              the negotiation, execution, announcement or performance of this Agreement or the pendency or consummation of the transactions contemplated hereby, including, in the case of such negotiation, execution, announcement, performance or pendency, the impact thereof on the relationships of the Company and its Subsidiaries with their respective employees, customers, vendors, partners and contract counterparties;

(vii)                           (A) compliance with the terms of, or the taking of any action required, contemplated by or permitted, this Agreement, or (B) the failure to take any action prohibited by this Agreement or any actions taken, or failure to take action, in each case, to which Parent has in writing expressly approved, consented to or requested;

(viii)                        changes in the Company’s stock price or the trading volume of the Company’s stock, in and of itself (provided, however, that the exception in this clause shall not in any way prevent or otherwise affect a determination that any Effect underlying such change has resulted in, or contributed to, a Company Material Adverse Effect);

(ix)                              any failure, in and of itself, by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure in each case may be taken into consideration when determining whether a Company Material Adverse Effect has occurred (except to the extent such cause is excluded from being taken into consideration by Sections 9.1(n)(i) through 9.1(n)(xi)));

(x)                                 changes in the Company’s credit ratings or in analysts’ recommendations with respect to the Company (provided, however, that the exception in this clause shall not in any way prevent or otherwise affect a determination that any Effect underlying such change has resulted in, or contributed to, a Company Material Adverse Effect); and

(xi)                              the availability or cost of equity, debt or other financing to Parent or Merger Sub.

(o)                                 “Company Non-Voting Common Stock” shall mean the Non-Voting Common Stock, par value $0.01 per share, of the Company.

(p)                                 “Company Options” shall mean any options to purchase shares of Company Common Stock outstanding under any of the Company Stock Plans.

(q)                                 “Company Preferred Stock” shall mean the Preferred Stock, with no par value, of the Company.

(r)                                    “Company Stock Plans” shall mean (i) the Knology, Inc. Amended and Restated 2002 Long Term Incentive Plan, (ii) the Knology, Inc. 2006 Incentive Plan, and (iii) the Knology, Inc. 2008 Incentive Plan.

(s)                                   “Company Stockholders” shall mean holders of shares of Company Capital Stock immediately prior to the Effective Time.

(t)                                    “Company Termination Fee” shall mean an amount in cash equal to $25,000,000 (twenty-five million dollars).

(u)                                 “Company Warrant” shall mean all warrants to acquire shares of Company Common Stock.

(v)                                 “Competing Alternative Transaction” shall have the same meaning as an “Alternative Transaction” under this Agreement except that all references therein to “twenty percent (20%)” shall be references to “fifty percent (50%).”

(w)                               “Compliant” shall mean, with respect to the Required Information, that (i) the Company’s independent auditors have delivered drafts of customary comfort letters, including customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the Required Information, and such auditors have confirmed they are prepared to issue any such comfort letter upon any pricing date occurring during the Marketing Period, and (ii) the financial statements and other financial information included in such Required Information are, and remain throughout the Marketing Period, sufficient to permit a registration statement on Form S-1 using such financial statements and financial information to be declared effective by the SEC throughout and on any date falling within the Marketing Period.

(x)                                 “Continuing Employees” shall mean all current employees of the Company who are offered and timely accept employment by Parent or any Subsidiary of Parent as of the Effective Time, who continue their employment with the Company at the request of Parent as of the Effective Time or, outside the U.S., who remain or become employees of the Company, Parent or any Subsidiary of Parent as of the Effective Time as required by applicable law.

(y)                                 “Contract” shall mean any written (or legally binding oral) contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or other binding agreement.

(z)                                  “Delaware Law” shall mean the DGCL and any other applicable law (including common law) of the State of Delaware.

(aa)                          “DOJ” shall mean the United States Department of Justice or any successor thereto.

(bb)                          “DOL” shall mean the United States Department of Labor or any successor thereto.

(cc)                            “Environmental Laws” shall mean all applicable laws (including common law), regulations, codes, licenses, permits, orders, judgments, decrees, determinations and injunctions from any Governmental Authority concerning (A) public or worker health and safety (with respect to environmental hazards), pollution, or the protection of the environment, (including air, water, soil and natural resources) or (B) the use, generation, storage, handling, Release or disposal of Hazardous Materials.

(dd)                          “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(ee)                            “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(ff)                              “FTC” shall mean the United States Federal Trade Commission or any successor thereto.

(gg)                            “GAAP” shall mean generally accepted accounting principles, as applied in the United States.

(hh)                          “Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency, subdivision or instrumentality, and any court, tribunal or judicial body, in each case whether federal, state, county, provincial, and whether local or foreign.

(ii)                                  “Hazardous Materials” shall mean all materials, substances or wastes listed, defined, designated or classified as hazardous, toxic or radioactive, or for which liability or standards of conduct may otherwise be imposed, under any applicable Environmental Law, including petroleum and any derivative or by-product thereof.

(jj)                                “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(kk)                          “Indebtedness” shall mean, with respect to any Person, (a) any liability of that Person (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements and all other amounts payable in connection therewith): (i) for borrowed money; (ii) evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets, including securities; (iii) for the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business; (iv) under any lease or similar arrangement that would be required to be accounted for by the lessee as a capital lease in accordance with GAAP; or (v) arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; and (b) any guarantee by that Person of any indebtedness of others described in the preceding clause (a).

(ll)                                  “Intellectual Property” shall mean all U.S. and foreign: (A) trademarks, service marks, trade names, Internet domain names, social media accounts, designs, logos, trade dress and slogans, together with  goodwill, registrations, and applications relating to the foregoing (“Trademarks”); (B) patents and pending patent applications, invention disclosures, and all renewals, reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof (“Patents”); (C) registered and unregistered copyrights, including all applications therefor and renewals thereof (“Copyrights”); (D) software (including data, databases and documentation therefor); (E) confidential information, technology, know-how, inventions, processes, formulae, algorithms, models, and methodologies; and (F) other intellectual property or proprietary rights.

(mm)                  “IRS” shall mean the United States Internal Revenue Service or any successor thereto.

(nn)                          “Knowledge” of (A) the Company, with respect to any matter in question, shall mean the actual knowledge of the Persons set forth in Section 9.1 of the Company Disclosure Schedule and (B) any Person, other than the Company, that is not an individual, with respect to any matter in question,  shall mean the actual knowledge of such Person’s executive officers.

(oo)                          “Legal Proceeding” shall mean any legal action, charge, lawsuit, litigation, arbitration, investigation (to the extent known by the investigated party) or other similarly formal legal proceeding of any kind whatsoever, whether at law or in equity, which has been brought by or is pending before any Governmental Authority or arbitration panel.

(pp)                          “Lien” shall mean any lien, mortgage, pledge, deed of trust, security interest, charge, encumbrance or other adverse claim or interest.

(qq)                          “Marketing Period” shall mean the first period of 15 consecutive Business Days after the date of this Agreement throughout which (1) Parent shall have the Required Information and during which period the Required Information shall remain Compliant (as defined below) and (2) all of the conditions set forth in Section 6.1 and Section 6.2(e)(i) shall be satisfied and nothing has occurred and no condition exists that would cause any of the other conditions set forth in Section 6.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 15 consecutive Business Day period; provided, that (A) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is obtained, (B) for purposes of the definition of “Marketing Period” only, the term Business Day shall not include any day from and including August 17, 2012 through and including September 4, 2012, (C) the Marketing Period must be completed prior to August 17, 2012 or commence after September 4, 2012 and (D) the Marketing Period shall not be deemed to have commenced if, after the date hereof and prior to the completion of the Marketing Period:

(i)                                     BDO USA, LLP shall have withdrawn their audit opinion with respect to any financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable periods by BDO USA, LLP, or another independent public accounting firm reasonably acceptable to Parent;

(ii)                                  the Company or any of its Subsidiaries issues a public statement indicating its intent to restate any historical financial statements of the Company or any of its Subsidiaries included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company or such Subsidiary has announced that it has determined that no restatement is required; or

(iii)                               the Company shall have failed to file with the SEC any report required to be filed with the SEC, in which case the Marketing Period will not be deemed to commence unless and until each such report has been filed;

If at any time the Company shall in good faith reasonably believe that the Marketing Period has begun, it may deliver to Parent a written notice to that effect, in which case the Marketing Period will be deemed to have begun on the date of such notice (subject, however, to the above), unless Parent in good faith reasonably believes the Marketing Period has not begun and, within three (3) Business Days after the delivery of such notice, delivers a written notice to the Company to that effect, stating with specificity why it believes the Marketing Period has not begun and, if applicable, which Required Information has not been delivered.

(rr)                                “NASDAQ” shall mean the NASDAQ Global Select Market, any successor stock exchange or inter-dealer quotation system operated by The Nasdaq Stock Market, Inc. or any successor thereto.

(ss)                              “Owned Real Property” shall mean all land, together with all buildings, structures, improvements and fixtures located thereon, including all electrical, mechanical, plumbing and other building systems and all easements and other rights and interests appurtenant thereto (other than any easement or other right or interest held by the Company or any of its Subsidiaries under a Contract the primary purpose of which is to provide radio, telephone, Internet or data services), owned by the Company or any of its Subsidiaries as of the date hereof.

(tt)                                “Parent Termination Fee” shall mean an amount in cash equal to $65,000,000 (sixty-five million dollars).

(uu)                          “Permitted Liens” shall mean any of the following:  (i) Liens for Taxes, assessments and governmental charges or levies that (A) are not yet delinquent as of the Closing Date, (B) may thereafter be paid without interest or penalty or (C) are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (ii) Liens securing Indebtedness or liabilities that are reflected in the Company SEC Reports; (iii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens or security interests that are not yet due or that are being contested in good faith and by appropriate proceedings; (iv) licenses to Intellectual Property rights; (v) leases and subleases; (vi) Liens imposed by applicable law (other than Tax law); (vii) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (viii) defects, imperfections or irregularities in title, easements, covenants and rights of way and other similar Liens or other encumbrances of record, and zoning, building and other similar codes or restrictions, with respect to real property in each case that do not adversely affect in any material respect the current use of the applicable property leased, used or held for use by the Company or any of its Subsidiaries; (ix) statutory, common law or contractual Liens (or other encumbrances of any type) of landlords or Liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company or any of its Subsidiaries; (x) Liens that, in the aggregate, do not materially impair the value or the continued use and operation of the assets to which they relate; and (xi) Liens that are released at or prior to Closing.

(vv)                          “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, corporation (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity.

(ww)                      “Release” shall mean any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, or release of Hazardous Materials into or upon the environment.

(xx)                          “Representative” shall mean, with respect to any Person, such Person’s Affiliates, directors, officers, employees, consultants, agents, representatives and advisors.

(yy)                          “SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

(zz)                            “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

(aaa)                   “Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

(bbb)                   “Superior Proposal” shall mean an unsolicited, bona fide written Alternative Transaction Proposal made by a third Person to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or acquisition transaction, (A) all or a substantial majority of the assets of the Company or (B) over 50% of the outstanding voting securities of the Company and as a result of which the stockholders of the Company immediately preceding such transaction would hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction (or its ultimate parent), which the Company Board (or any authorized committee thereof) has, in consultation with its financial advisors and outside legal advisors, in good faith determined is more favorable from a financial point of view to the Company Stockholders than the terms of this Agreement (as it may be adjusted), taking into account, among other things, (1) all terms and conditions of such Alternative Transaction Proposal and this Agreement, (2) the feasibility and certainty of consummation of the Alternative Transaction Proposal on the terms proposed, (3)  all legal, financial (including the break-up fees, expense reimbursement and financing terms of any such proposal), regulatory and other aspects of such Alternative Transaction Proposal (including conditions to consummation), and (4) all modifications and adjustments to the terms hereof which may be offered by Parent in writing.

(ccc)                      “Tax” shall mean (i) any and all U.S. federal, state, local and non-U.S. taxes of any kind whatsoever, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise, license, stamp, premium, windfall profits, customs duties, estimated, escheat or unclaimed property, capital stock, disability, registration, environmental and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for or in respect of the payment of any amount of a type described in clause (i) of this definition as a result of being a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes; and (iii) any liability for or in respect of the payment of any amount described in clauses (i) or (ii) of this definition as a transferee or successor, by contract or otherwise.

9.2                               Additional Definitions.  The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Agreement	Preamble
Alternative Debt Financing	5.6(b)(ii)
Breach Cure Period	7.1(g)
Breach Termination Date	7.1(g)
Certificate of Incorporation	1.5(a)
Certificate of Merger	1.2
Certificates	1.8(c)
Chancery Court	8.10
Closing	1.3
Closing Date	1.3
Collective Bargaining Agreement	2.18(a)
Communications Act	2.6
Company	Preamble
Company Board Recommendation	2.3
Company Board Recommendation Change	4.3(a)
Company Disclosure Schedule	Article II
Company Parties	7.3(e)(i)
Company Permits	2.20
Company Restricted Share	1.7(d)(i)
Company SEC Reports	2.9
Company Securities	2.7(c)
Company Stockholder Meeting	5.4(a)
Company Systems	2.16(c)
Confidentiality Agreement	8.4
Consent	2.6
Continuation Period	5.11(b)
Continuing Plans	5.11(a)
D&O Insurance	5.10(c)
Debt Commitment Letter	3.10(b)
Debt Financing	3.10(b)
Delaware Secretary of State	1.2
DGCL	Recitals
Dissenting Shares	1.7(c)(i)
Effective Time	1.2
Employee Plans	2.18(a)
Employment Laws	2.19(b)
Equity Financing	3.10(b)
Equity Financing Letter	3.10(b)
Equity Financing Sources	3.10(b)
ERISA Affiliate	2.18(b)
Exchange Fund	1.8(b)
FCC	2.6
FCC Approvals	2.6
Federal Communications Laws	2.26(a)
Fee Letter	3.10(b)
Financing	3.10(b)

Financing Letters	3.10(b)
Franchise	2.6
Guarantee	Recitals
Guarantors	Recitals
Indemnified Persons	5.10(a)
Leased Real Property	2.15(b)
Leases	2.15(b)
LFA	2.6
LFA Approvals	2.6
Material Contract	2.13(a)
Maximum Annual Premium	5.10(c)
Merger	Recitals
Merger Sub	Preamble
New Debt Commitment Letter	5.6(b)(ii)
New Plans	5.11(c)
Notice Period	3.4(d)(i)
Old Plans	5.11(c)
Option Consideration	1.7(d)(ii)
Other Required Company Filing(s)	2.30
Owned Company Shares	1.7(a)(ii)
Parent	Preamble
Parent Expenses	7.3(b)(ii)
Parent Material Adverse Effect	3.1
Parent Parties	7.3(e)(ii)
Payment Agent	1.8(a)
Per Share Price	1.7(a)(i)
Proxy Statement	2.30
Record Date	5.4(b)
Required Information	5.6(b)(v)(A)
Requisite Stockholder Approval	2.4
Rights	2.31
Rights Agreement	2.31
Rule 13a-15	2.10(b)
Second Request	5.2(c)
State Communications Laws	2.26(a)
State PUC	2.6
State PUC Approvals	2.6
Subscribers	2.32
Subsidiary Securities	2.7(c)
Surviving Corporation	1.1
Tax Returns	2.17(a)
Termination Date	7.1(c)
Transaction Committee	Recitals
Transaction Litigation	5.16
Uncertificated Shares	1.8(c)
Warrant Consideration	1.7(d)(iii)

9.3                               Certain Interpretations.

(a)                                 Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b)                                 Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c)                                  The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(d)                                 References to “$” and “dollars” are to the currency of the United States.

(e)                                  References to “made available” shall mean that such documents or information referenced shall have been contained in the Company’s electronic data room for Project Kingston maintained by RR Donnelley to which Parent and its counsel had access, or which have otherwise been delivered to the applicable Person, in each case prior to the date of this Agreement.

(f)                                   When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(g)                                  Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(h)                                 Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(i)                                     The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(j)                                    All references to accounting terms set forth in this Agreement shall have the meanings given such terms in accordance with GAAP.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

WIDEOPENWEST FINANCE, LLC

By:	/s/ Steven Cochran
Name:	Steven Cochran
Title:	President and Chief Financial Officer

KINGSTON MERGER SUB, INC.

By:	/s/ Steven Cochran
Name:	Steven Cochran
Title:	Treasurer

KNOLOGY, INC.

By:	/s/ Rodger L. Johnson
Name:	Rodger L. Johnson
Title:	Chairman and CEO

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]